UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Amendment No. 1

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Nisshin Kasai Kaijo Hoken Kabushiki Kaisha

(Name of Subject Company)

The Nisshin Fire & Marine Insurance Company, Limited

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Millea Holdings, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Yu Matsubara

Corporate Planning Department

The Nisshin Fire & Marine Insurance Company, Limited

3, Kanda-Surugadai 2-chome, Chiyoda-ku, Tokyo 101-8329, Japan

+81-3-5282-5502

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Corporate Legal Department

Millea Holdings, Inc.

Tokyo Kaijo Nichido Building Shinkan

2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

+81-3-6212-3333

Theodore A. Paradise

Davis Polk & Wardwell

Izumi Garden Tower 33F

1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan

+81-3-5561-4421

June 12, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

See Exhibits 2 and 3.

Item 2. Informational Legends

Legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in Exhibits 1, 2 and 3.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See Exhibit 1 (*)

(*)	Exhibit 1 was previously furnished to the Commission as part of Form CB on May 19, 2006.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was previously filed with the Commission on May 19, 2006.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ YASUO YAOITA
(Signature)

Yasuo Yaoita
Senior Managing Director
(Name and Title)

June 12, 2006
(Date)

Exhibit Index

Exhibit	Description
1. (*)	English translation of press release, dated May 19, 2006 and submitted to the Tokyo Stock Exchange, Inc., concerning management integration between Millea Holdings, Inc. and The Nisshin Fire & Marine Insurance Company, Limited

2.	English translation of Notice of Convocation of the 99th Ordinary General Meeting of Shareholders of The Nisshin Fire & Marine Insurance Company, Limited, dated June 9, 2006.

3.	Financial Reports for the Fiscal Year Ended March 31, 2006 (accompanying the Notice of Convocation referred to above)

(*)	Exhibit 1 was previously furnished to the Commission as part of Form CB on May 19, 2006.

Exhibit 2

The Nisshin Fire and Marine Insurance Company, Limited

2-3, Kanda-Surugadai, Chiyoda-ku, Tokyo

June 9, 2006

Notice of convocation of the 99th Ordinary General Meeting of Shareholders

To our esteemed shareholders,

We hereby invite you to the 99th Ordinary General Meeting of Shareholders (hereinafter referred to as “Shareholders Meeting”) of The Nisshin Fire and Marine Insurance Company, Limited (hereinafter referred to as “Nisshin Fire” or the “Company”) to be held as follows, to which your kind attendance will be much appreciated.

Should you be unable to attend in person on the day of Shareholders Meeting, you may also exercise your voting rights in writing. Please review the information materials attached hereto and indicate your vote for or against the respective agendas contained therein by using the attached Voting Card. It is cordially requested to be sealed and returned to us by June 27, 2006.

We appreciate your kind attention to the matter

Sincerely yours,

Hiroshi Miyajima,

President

(p.s.)	If you intend to attend the Shareholders Meeting in person, you are kindly requested to present the enclosed Voting Card to the reception.)

Millea Holdings and Nisshin Fire are Japanese companies. Information distributed in connection with the proposed stock-for-stock exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the transaction, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Nisshin Fire otherwise than under the stock-for-stock exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.

Details of Convocation

1.	Date & time: 10:00 a.m., June 28, 2006 (Wednesday)

2.	Venue: Main conference room on the 12th floor of our Tokyo Head Office Building at 2-3, Kanda-Surugadai, Chiyoda-ku,

    Tokyo

3.	Agenda for Shareholders Meeting

Item to be reported: Business Report, Balance Sheet and Statement of Income for the 2005 Fiscal Year (From April 1, 2005 to

March 31, 2006), of which details are shown in the attached “Financial Reports for the Fiscal Year 2005”.

Items to be resolved:

Item 1.	Approval of the proposed profit appropriation for the 2005 Fiscal Year

Item 2.	Approval of the stock-for-stock exchange agreement with Millea Holdings Inc., of which details are shown from page 3 through page 7 and from page 27 through page 61 of the attached “Information Materials concerning exercise of voting rights”.

Item 3.	Approval of the proposed amendment to the Articles of Incorporation, of which details are shown from page 8 through page 20 of the attached “Information Materials concerning exercise of voting rights”.

Item 4.	Election of 10 directors

Item 5.	Election of 1 corporate auditor

Item 6.	Grant of retirement allowances to retiring directors

End

Information Materials Concerning Exercise of Voting Rights

1.	Total number of voting rights held by all the shareholders: 208,632 units

2.	Agendas and Matters of Reference

Item 1.	Approval of the proposed profit appropriation for the 2005 Fiscal Year

Details of the agenda are shown in the page 26 of the attached “Financial Reports for the Fiscal Year Ended March 31, 2006”.

In view of the outlook for the future business environment and in order to further enhance our corporate strength, the Company seeks to enrich its retained earnings while maintaining stable dividends.

Accordingly, we would like to propose a dividend increase of 1yen per share compared to the previous term to make the amount of dividend payable to our shareholders for the 2005 Fiscal Year as 8 yen per share.

Item 2.	Approval of the stock-for-stock exchange agreement with Millea Holdings, Inc.

(1)	Reasons for the stock-for-stock exchange

The Company has maintained a long and friendly business relationship with Tokio Marine & Nichido Fire Insurance Co., Ltd. (President: Kunio Ishihara, hereinafter referred to as “Tokio Marine & Nichido”), a wholly owned subsidiary of Millea Holdings, Inc. (President: Kunio Ishihara, hereinafter referred to as “Millea Holdings”), and entered into a Business and Capital Alliance Agreements with The Tokio Marine and Fire Insurance Company, Limited on March 19, 2003.

With respect to the capital affiliation, on February 23, 2005, Tokio Marine & Nichido acquired about one third of the total number of the Company’s issued shares (see Note), while both companies have been promoting collaborative business promotion including sharing and joint use of product developments, business process and business infrastructure.

Under such circumstances, we strive to become the most friendly and reliable retail property and casualty insurance company for our customers by providing customer-oriented assurance and compensation. We are currently promoting our 2nd phase of our retail strategy, which aims at realizing the genuine customer-oriented services.

The principal objectives of the aforementioned 2nd phase of the retail strategy are “Establishment of reliable sales network for customers”, “Providing customer-friendly and satisfactory products”, “Providing enhanced reassurance at the time of accident”, and “Establishment of customer-and-market-oriented organizational operation”. Various efforts are currently being exerted to achieve the aforementioned objectives, through which we are getting positive reactions from the market and deepening our conviction in our business model.

The business alliance with Tokio Marine & Nichido enables the Company to further develop its original business model and expand its business field by making utmost use of each other’s corporate strength and complementary advantages.

It also enables the Company to acquire collaborative help and assistance from each company of Millea Group, by which the Company can take timely and appropriate actions for fast changing customer needs and newly emerging business risks.

On the other hand, by transferring its unique retail know-how in providing products and services to customers through its small to medium sized agency networks, the Company may greatly contribute to enhancing the corporate value of its own and that of Millea group as a whole.

Being a member of Millea Group responsible for retail insurance business, the Company will continuously promote its 2nd phase of the retail strategy under the group’s corporate philosophy, which is to commit to the continuous enhancement of corporate value, with customer trust at the base of all its activities”, and thereby materializing the Company’s management creed of “Offering customer-oriented assurance and compensation and become a retail property and casualty insurance company that is the closest to and trusted by customers”.

We do hope that our esteemed shareholders could kindly give consent to what was described hereinabove, and approve the proposed stock-for-stock exchange agreement.

(Note)	Following the corporate separation which took place on April 3, 2006, the Tokio Marine & Nichido’s management function for the Company was transferred to Millea Holdings together with its shareholding into the Company, resulting in the Company has become a direct affiliate of Millea Holdings (28.10% of voting rights at the time of corporate separation).

(2)	Contents of Stock-for-Stock Exchange Agreement

The contents of the stock-for-stock exchange agreement which the Company and Millea Holdings executed as of May 19, 2006 are as described below:

Stock-for-Stock Exchange Agreement

Millea Holdings, Inc. (having its offices at 2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo; hereinafter referred to as “Millea”) and The Nisshin Fire and Marine Insurance Company, Limited (having its offices at 3 Kanda-surugadai 2-chome, Chiyoda-ku, Tokyo; hereinafter referred to as “Nisshin”) hereby execute the following Stock-for-Stock Exchange Agreement as of May 19, 2006 (hereinafter referred to as “Agreement”).

Article 1 (Stock-for-Stock Exchange)

Subject to the terms and conditions of this Agreement, Millea and Nisshin shall effect the stock-for-stock exchange as a result of which Millea shall be the 100% parent company of Nisshin, and Nisshin shall be the wholly-owned subsidiary of Millea (hereinafter referred to as “Stock-for-Stock Exchange”).

Article 2 (Stocks to be Delivered Upon Stock-for-Stock Exchange and Allotment Thereof)

1.	Upon Stock-for-Stock Exchange, Millea shall deliver to shareholders of Nisshin (hereinafter including beneficial shareholders, but excluding Millea) the common shares of Millea in the number which is obtained by multiplying (i) the total number of shares owned by shareholders of Nisshin as entered or recorded in the latest register of shareholders of Nisshin (hereinafter including the register of beneficial shareholders) as of the day immediately preceding the Effective Date (as defined in Article 4 below) by (ii) the factor of 0.126, exchange for the common shares of Nisshin owned by shareholders, provided, however, that each fractional share less than one share which may be resulted from the allotment shall be lumped together and sold by Millea as a whole, and the proceeds therefrom shall be distributed to the shareholders of such fractional shares in proportion to their respective fractions. It is understood that the method to calculate the number of common shares of Millea to be delivered by Millea to the shareholders of Nisshin upon Stock-for-Stock Exchange provided in this Paragraph is calculated on the condition that the Stock Split (as defined in Paragraph 1, Article 10 below) shall become effective.

2.	Upon Stock-for-Stock Exchange, Millea shall allot to each shareholder of Nisshin as entered or recorded in the latest register of shareholders of Nisshin (hereinafter including the register of beneficial shareholders) as of the day immediately preceding the Effective Date 0.126 share of the common stock of Millea for each one share of the common stock of Nisshin owned by such shareholder. It is understood that the number of common shares of Millea to be allotted by Millea to the shareholders of Nisshin upon Stock-for-Stock Exchange for each one share of the common stock of Nisshin owned by a shareholder of Nisshin provided in this Paragraph is calculated on the condition that the Stock Split shall become effective.

Article 3 (Matters Regarding Amount of Millea’s Stated Capital and Reserve)

The amount of the stated capital and reserve which shall be increased by Millea upon Stock-for-Stock Exchange shall be as follows:

(1)	Stated Capital: ¥0

(2)	Capital Reserve: The amount provided in Sub-paragraph 2(b)(2), Paragraph 1, Article 68 of the Accounting Rules (Ministry of Justice Ordinance No. 13 of 2006).

(3)	Profit Reserve: ¥0

Article 4 (Effective Date)

The date on which the Stock-for-Stock Exchange shall become effective (hereinafter referred to as “Effective Date”) shall be September 30, 2006, provided, however, that such date shall be changed upon consultation between Millea and Nisshin in case it is necessary due to the applicable requirements of the procedure for the Stock-for-Stock Exchange or other reasons.

Article 5 (General Meeting for Approval of Stock-for-Stock Exchange)

1.	Nisshin shall seek the approval of this Agreement and the resolution of the matter which shall be necessary for the Stock-for-Stock Exchange in its ordinary general meeting of shareholders scheduled to be held on June 28, 2006, provided, however, that such schedule may be changed upon consultation between Millea and Nisshin in case it is necessary due to the applicable requirements of the procedure for the Stock-for-Stock Exchange or other reasons.

2.	Millea shall effect the Stock-for-Stock Exchange without obtaining the approval of its general meeting of shareholders pursuant to the provision of the main text of Paragraph 3, Article 796 of the Corporation Law.

Article 6 (Limitation on Distribution of Surplus)

1.	Millea and Nisshin may distribute the dividends to its shareholders or registered pledgees on shares entered or recorded in their respective latest register of shareholders as of March 31, 2006 subject to the limitation by the following maximum amount:

(1)	¥15,000 per share and ¥25,207,014,750 in total for Millea; and

(2)	¥8 per share and ¥1,683,409,536 in total for Nisshin.

2.	Except as provided under the preceding Paragraph, after the execution of this Agreement, neither Millea nor Nisshin may distribute any surplus with the record date which precedes the Effective Date.

Article 7 (Management of Company Property, etc.)

Millea and Nisshin shall execute their respective business and manage and operate their respective property with a duty of due care after the execution of this Agreement to the Effective Date, and if either of them intends to engage in any act which may have a significant impact on its property and rights and obligations, it shall be performed after consultation and agreement between Millea and Nisshin in advance.

Article 8 (Change of Conditions for Stock-for-Stock Exchange and Suspension of Stock-for-Stock Exchange)

In the event that there has occurred any material change in the financial condition or management performance of Millea or Nisshin, as the case may be, after the date of the execution of this Agreement to the Effective Date due to acts of God or other reasons, Millea and Nisshin may change the conditions for the Stock-for-Stock Exchange or suspend the Stock-for-Stock Exchange through consultation and agreement between Millea and Nisshin.

Article 9 (Effectiveness of the Agreement)

This Agreement shall become null and void in the event that the approval by the general meeting of shareholders of Nisshin or by the competent authorities as required by the applicable laws and regulations is not obtained.

Article 10 (Stock Split, and Establishment and Change of Votiong Unit by Millea)

1.	On September 30, 2006, Millea shall split one share of the common stock of Millea owned by any shareholder entered or recorded on the latest register of shareholders as of September 29, 2006 into 500 shares of such common shares (hereinafter referred to as “Stock Split”).

2.	Upon Stock Split, Millea shall establish that one voting unit (tangen unit) consists of 500 shares (hereinafter referred to as “Establishment of Voting Unit”).

3.	Millea is scheduled to change the number of the shares of one voting unit from 500 shares to 100 shares as of October 2, 2006.

Article 11 (Condition for Effectuation of Stock-for-Stock Exchange)

The effectuation of the Stock-for-Stock Exchange shall be subject to the effectuation of the Stock Split and Establishment of Voting Unit.

Article 12 (Consultation)

Except as provided in this Agreement, any matter which shall be necessary for the Stock-for-Stock Exchange shall be determined through consultation between Millea and Nisshin consistent with the purpose and intent of this Agreement.

IN WITNESS WHEREOF, two original copies of this Agreement have been prepared, and after affixing their seals, each shall retain one copy thereof for its own files.

May 19, 2006

Millea Holdings, Inc.

Kunio Ishihara
President

The Nisshin Fire and Marine Insurance Company, Limited

Hiroshi Miyajima
President

(3)	Explanation regarding Percentage of Share Exchange, etc

The contents of the “Matter regarding the Adequacy of the Provisions on Matters Set Forth in Sub-paragraph 2 and Sub-paragraph 3 of Paragraph 1, Article 768 of the Law” as set forth in Paragraph 1, Article 782 of the Corporation Law and Sub-paragraph 1(a), Article 184 of the Enforcement Rules of Corporation Law are as described below:

With respect to the stock-for-stock exchange with Millea Holdings to be effective on September 30, 2006 (hereinafter referred to as “Stock-for-Stock Exchange”), the Company has determined as follows the percentage for the stock-for-stock exchange, etc.

1.	As the Company started its discussion with Millea Holdings on the percentage for the stock-for-stock exchange of the Stock-for-Stock Exchange, it retained as its financial advisor Nikko Citigroup Limited (hereinafter referred to as “Nikko Citigroup”), an independent third party, with a view to secure the fairness and adequacy in the determination of such percentage, and requested Nikko Citigroup to calculate the percentage for the stock-for-stock exchange which should serve as the reference in the negotiation and consultation between the Company and Millea Holdings.

2.	With this request, Nikko Citigroup proceeded with the analysis of the percentage for the stock-for-stock exchange based on the market price method, DCF (discounted cash flow) method, current net asset method, etc., based on the published materials of the Company and Millea Holdings, and any materials submitted by both companies, and submitted the result of such analysis to the Company.

3.	In consideration of the result of the analysis of the percentage for the stock-for-stock exchange submitted by Nikko Citigroup, the Company had a negotiation and consultation with Millea Holdings for the determination of the percentage for the stock-for-stock exchange. As a result of such effort, the Company and Millea Holdings resolved in the respective board meetings held on September 19, 2006 that a stock-for-stock exchange agreement shall be executed under which 0.126 share of the common stock of Millea Holdings shall be allotted to one share of the common stock of the Company. As to this percentage for the stock-for-stock exchange, the Company has received the statement of opinion from Nikko Citigroup that this percentage is adequate from financial point of view.

4.	Millea Holdings requested Mitsubishi UFJ Securities Co., Ltd. (hereinafter referred to as “Mitsubishi UFJ Securities”) to calculate the percentage for the stock-for-stock exchange, and has received the statement of opinion from Mitsubishi UFJ Securities that the above-mentioned percentage is adequate from a financial point of view.

5.	The Stock-for-Stock Exchange Agreement provides the amount of the Stated Capital, and Reserve which shall be increased as follows, taking into consideration the implementation of the flexible capital policy of Millea Holdings:

a.	Stated Capital: ¥0

b.	Capital Reserve: The amount provided in Sub-paragraph 2(b)(2), Paragraph 1, Article 68 of the Accounting Rules (Ministry of Justice Ordinance No. 13 of 2006).

c.	Profit Reserve: ¥0

(4)	Provisions of the Articles of Incorporation of the 100% Parent Company

The provisions of the Articles of Incorporation of Millea Holdings are as set forth from page 28 through page 32.

(5)	The Contents of the Financial Report, etc. of the 100% Parent Company under Paragraph 1, Article 782 of the Corporation Law and Sub-paragraph 5(a), Article 184 of the Enforcement Rules of Corporation Law

The financial report, etc. of the latest fiscal year of Millea Holdings are as set forth from page 33 through page 61.

Item 3.	Approval of the proposed Amendment to the Articles of Incorporation

1.	Reasons for amendment

(1)	To improve legibility, change numeric characters from Chinese character to Arabic, which is used for numbers and/or texts of articles, and amend numbers corresponding to various changes.

(2)	The corporate name in English shall also be amended to more generalized expression. (See Article 1, Section 2 of the proposed amendment.)

(3)	For the benefit of improved publicity and rationality, the method of public announcement by the Company shall be amended to electronic advertisement. (See Article 5 of the proposed amendment draft.)

(4)	Maximum number of directors of the Company is set at 23, while the current number of directors is 10. As the current Executive Officer System functions effectively, it is proposed to amend the maximum number of directors to no more than 15. (See Article 19 of the proposed amendment draft.)

(5)	Pursuant to the enforcement of the “Corporation Law” (Law No. 86, 2005) and relevant laws taken place on May 1, 2006, the following amendments shall be made to the Company’s Articles of Incorporation;

a.	Insertion of a new Article related to organs to be set by the Company in accordance with Article 326 of the Corporation Law. (See Article 4 of the proposed amendment draft.)

b.	Insertion and amendment concerning issuance of share certificate by the Company and non-issuance of odd share certificates in accordance with Article 214 of the Corporation Law that advocates non-issuance of share certificates as a matter of principle.

(See Article 7 of the proposed amendment draft.)

c.	Insertion of a new article that limits exercisable rights attached to odd shares within reasonably admissible scope subject to Article 189 Section 2 of the Corporation Law. (See Article 9 of the proposed amendment draft.)

d.	Insertion and amendment of Articles for their respective parts by splitting Article 11 of the Company’s existing Articles of Incorporation into two parts, following changes under the Corporation Law that allows separate record date for voting rights and dividend rights. (See Article 14 and 39 of the proposed amendment draft.)

e.	Insertion of a new article that allows utilization of Internet as an alternative measures for the delivery of information materials for the Shareholders Meeting under Article 94 of the Enforcement Regulations of the Corporation Law. (See Article 16 of the proposed amendment draft.)

f.	Insertion of a new article that allows agile Board Resolutions in writing or by means of electronic device if needed, subject to Article 370 of the Corporation Law. (See Article 25 of the proposed amendment draft.)

g.	Insertion of a new article that enables the Company to engage with talented personnel capable to fully accomplish the expected mission as an outside auditor, pursuant to Article 427 of the Corporation Law, which allows engaging an outside auditor with limited liability contract. (See Article 36 of the proposed amendment draft.)

And insertion of a new article that enables the Company to engage with such talented independent personnel capable to accomplish the mission as an outside director, on which unanimous agreement of all auditors has already been obtained. (See Article 28 of the proposed amendment draft.)

h.	Insertion of a new article that facilitates flexible profit return pursuant to Article 459 Section 1 of the Corporation Law, which allows for authorizing the Board of Directors to determine the appropriation of surplus. (See Article 38 of the proposed amendment draft.)

i.	Conduct any other general revisions of words and phrases and necessary addition, deletion, adjustment and transfer of clauses as necessary as a company under the Corporation Law.

2.	Contents of Proposed Amendment

The proposed amendments to the existing Articles of Incorporation are shown in the following contrastive table.

Contrastive Table of the Existing Articles of Incorporation

and that of proposed Amendment Draft

(The underlined parts indicate the proposed amendments)

Existing Articles of Incorporation	Proposed Amendments

Chapter 1. General Provisions	Chapter 1. General Provisions

(trade Name) Article 1 The Company shall be named as “Nisshin Kasai Kaijo Hoken Kabushiki Kaisha”. 2. In English term it shall be expressed as “The Nisshin Fire and Marine Insurance Company, Limited”.	(trade Name) Article 1 The Company shall be named as “Nisshin Kasai Kaijo Hoken Kabushiki Kaisha”. 2. In English term it shall be expressed as “Nisshin Fire and Marine Insurance Company, Limited”.

(Objectives)

Article 2

The objectives of the Company shall be to engage in the following businesses.

a.      Property and Casualty Insurance Business

b.      Representation of business or procuration of operation carried out by other insurance companies (including foreign-based ones), guaranteeing liabilities thereof and any other businesses that relate to the preceding paragraph.

c.      Underwriting, soliciting, placing, trading and any other matters that relate to State Bonds, Municipal Bonds and Government-guaranteed Bonds

d.      Any other businesses authorized to property and casualty insurance companies under the Insurance Business Law or other legal provisions.

e.      Any other matters that are incidental or relating to the foregoing businesses.

(Objectives)

Article 2

The objectives of the Company shall be to engage in the following businesses.

a.      Property and Casualty Insurance Business

b.      Representation of business or procuration of operation carried out by other insurance companies (including foreign-based ones), guaranteeing liabilities thereof and any other businesses that relate to the preceding paragraph.

c.      Underwriting, soliciting, placing, trading and any other matters that relate to State Bonds, Municipal Bonds and Government-guaranteed Bonds

d.      Any other businesses authorized to property and casualty insurance companies under the Insurance Business Law or other legal provisions.

e.      Any other matters that are incidental or relating to the foregoing businesses.

(Location of Head Office) Article 3 The Company shall have its Head Office in Chiyoda-ku, Tokyo.	(Location of Head Office) Article 3 The Company shall have its Head Office in Chiyoda-ku, Tokyo.

(Newly instituted)	(Organs) Article 4 The Company shall have the following organs besides its Shareholders Meeting and Directors. a. Board of Directors b. Auditors c. Board of Auditors d. Accounting Auditors

Existing Articles of Incorporation	Proposed Amendments

(Method of giving public notices by the Company) Article 4 The Company’s public notices shall appear in the newspaper called “the Nihon Keizai Shinbun” published in the city of Tokyo.

(Method of giving public notices)

Article 5

The public notices of the Company shall be given by electronic means.

In case of no availability of electronic means due to accidents or any unavoidable reasons, public notices shall be carried in the newspaper called “the Nihon Keizai Shinbun” published in the city of Tokyo.

Chapter 2. Shares	Chapter 2. Shares
(Total number of shares to be issued by the Company, the number of shares for a unit share, and non-issuance of odd share certificate)	(Total number of shares authorized to be issued and the number of shares for a unit share)

Article 5

The total number of shares to be issued by the Company shall be 389,957,000 shares, although in the event of any redemption of shares, the equal number of shares corresponding thereto shall be decreased.

Article 6 The total number of shares authorized to be issued by the Company shall be 389,957,000 shares.

2. The number of shares for a unit share shall be 1,000 shares.	2. The number of shares for a unit share shall be 1,000 shares.

3.      The Company shall not issue any share certificate with respect to such number of shares that does not constitute 1 unit share (hereinafter referred to as “Odd shares”), unless otherwise determined by the Share Handling Regulations.

(Transferred to Article 7 Section 2)

(Newly instituted)	(Issuance of share certificates) Article 7 The Company shall issue share certificates with respect to its shares.
(Transferred from Article 5 Section 3)

2.      Despite the foregoing, the Company shall not issue any share certificate with respect to such number of shares that does not constitute 1 unit share, unless otherwise determined by the Share Handling Regulations imposed by the Board of Directors.

Existing Articles of Incorporation	Proposed Amendments

(Acquisition by the Company of its own shares)

Article 6

The Company may, by the resolution of its Board of Directors, repurchase its own shares pursuant to Article 211-3, Section 1, Paragraph 2 of the Commercial Code.

(Acquisition by the Company of its own shares)

Article 8

The Company may, by the resolution of its Board of Directors, acquire its own shares through market trading pursuant to Article 165, Section 2 of the Corporation Law.

(Types of Share Certificates) Article 7 The types of share certificates issued by the Company shall be determined pursuant to the Share Handling Regulations imposed by the Board of Directors.	(Consolidated into Article 12)

(Transfer Agent)

Article 8

The Company shall have a transfer agent with respect to its shares.

2.      Appointment of transfer agent and selection of its business office shall be made with the resolution of the Board of Directors, of which outcome shall be publicly notified by the Company.

3.      The register of shareholders and the register of beneficial shareholders (collectively referred to as the “Register of Shareholders”) and the register of lost share certificates shall be kept at the business office of the transfer agent.

The operational procedures such as registration of share transfer, redemption or Supplementary Purchase of odd shares, registration of lost share certificates and any other share-related paperwork shall be handled by the transfer agent and not by the Company.

(Transferred to Article 11)

(Handling of Shares)

Article 9

The procedures and applicable charges for name transfer of the Company’s share, redemption or Supplementary Purchase of its odd shares, registration of its lost share certificates and any other share-related matters shall be governed by the Share Handling Regulations imposed by the board of directors of the Company.

(Consolidated into Article 12)

Existing Articles of Incorporation	Proposed Amendments

(Newly instituted)

(Rights attached to odd shares)

Article 9

Holders of odd shares of the Company (including beneficial shareholders, hereinafter the same) shall not be entitled to exercise any rights attached thereto except for those listed hereunder.

a.      Such rights as defined under the respective paragraphs in Article 189 Section 2 of the Corporation Law.

b.      Such rights to claim as defined under the provisions contained in Article 166 Section 1.

c.      Subscription rights to publicly offered new shares and share warrants to be allocated in proportion to the number of shares held by the shareholders.

d.      Such rights to claim as defined in the next Article.

(Supplementary Purchase of additional odd shares by holders of odd shares)

Article 10

Holders of odd shares of the Company (including beneficial shareholders, hereinafter the same) shall be entitled to request the Company for their additional purchasing of odd shares from the Company that would make 1 unit share pursuant to the provisions contained in the Share Handling Regulations.

2.      In the case of aforementioned request being made, the Company shall have the rights to decline the request if the Company should not have sufficient number of shares to be sold over to the claimants.

(Supplementary Purchase of additional odd shares by holders of odd shares)

Article 10

Holders of odd shares of the Company shall be entitled to request the Company for their additional purchasing of odd shares from the Company that would make 1 unit share (such additional purchase hereinafter referred to as “Supplementary Purchase”) pursuant to the provisions contained in the Share Handling Regulations.

2.      In the case of aforementioned request being made, the Company shall have the rights to decline the request if the Company should not have sufficient number of shares to be sold over to the claimants.

(Transferred from Article 8)

(Share Registrar)

Article 11

The Company shall have a share registrar.

2.      Appointment of the share registrar and selection of its business office shall be made by resolution of the Board of Directors, and shall be publicly notified by the Company.

3.      The register of shareholders and the register of beneficial shareholders (collectively referred to as the “Register of Shareholders”) and the register of lost share certificates shall be kept at the business office of the share registrar.

The operational procedures such as registration of share transfer, redemption or Supplementary Purchase of odd shares, registration of lost share certificates and any other share-related paperwork shall be handled by the share registrar and not by the Company.

Existing Articles of Incorporation	Proposed Amendments

(Consolidation of Article 7 and Article 9)

(Share Handling Regulations)

Article 12

The types of share certificates to be issued by the Company, procedures and applicable charges for handling share certificates shall be determined by the Share Handling Regulations in addition to the relevant provisions contained in the Laws, Regulations and Articles of Incorporation of the Company.

(Record Date)

Article 11

Any shareholder of the Company whose name is listed or recorded in the latest Register of Shareholders as of March 31 in each fiscal year shall be deemed by the Company as an eligible shareholder entitled to exercise his or her voting rights at the Shareholders Meeting for the corresponding fiscal year.

2.      In addition to the foregoing, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, deem such shareholder or pledgee whose name is listed or recorded in the latest Register of Shareholders as of certain date as an eligible shareholder or pledgee entitled to exercise his or her voting rights in respect of specified matters.

(Descriptions concerning the record date for voting rights and eligibility for dividend payment are transferred to Article 14 and Article 39 respectively.)

Chapter 3. Shareholders General Meeting	Chapter 3. Shareholders General Meeting

(Convocation of the General Meeting)

Article 12

The Ordinary General Meeting shall be convoked within 4 months time after April 1 of every year, while the Extraordinary General Meeting may be convoked at anytime as deemed necessary and resolved by the Board of Directors.

(Convocation of the Shareholders General Meeting)

Article 13

The Ordinary Shareholders General Meeting shall be convoked within 4 months time after April 1 of every year, while the Extraordinary Shareholders General Meeting may be convoked at anytime as deemed necessary.

(Record date for the Ordinary Shareholders General Meeting)
Article 14
(Partially transferred from Article 11)	The record date of voting rights for the Ordinary Shareholders General Meeting shall be March 31 of every year.

Existing Articles of Incorporation	Proposed Amendments

(Chairperson at the General Meeting)

Article 13

Chairperson at the General Meeting shall be assumed by the President of the Company.

In case of an accident to the President, one of other directors shall take over the Chairpersonship in accordance with predetermined procedure resolved by the Board of Directors of the Company.

Should all the directors be unable to fulfill the responsibility of chairpersonship due to accidents, the Chairperson of the meeting shall be appointed from among the shareholders present.

(The Eligible person to convoke Shareholders General Meeting and the Chairperson)

Article 15

Unless otherwise determined by laws and regulations, convocation of the Shareholders General Meeting shall be made by the President pursuant to the resolution by the Board of Directors of the Company.

(Separation)

2.      In case of an accident to the President, one of other directors shall convoke the Shareholders General Meeting and take over the Chairpersonship in accordance with predetermined procedure at the Board of Directors Meeting of the Company.

(Disclosure of Information Materials for Shareholders General Meeting and others via Internet and deemed provision thereof )

(Newly instituted)

Article 16

In convoking the Shareholders General Meeting, the Company may be deemed to have provided shareholders with necessary information that is required to be described or presented in information materials for the Shareholders General Meeting, business reports, non-consolidated and consolidated financial statements, if it is disclosed via Internet in accordance with the Ministry of Justice Ordinances.

(Method of Resolution) Article 14 Unless otherwise determined by laws and regulations, any resolution at the General Meeting shall be adopted by a majority vote of the shareholders present.

(Method of Resolution at the Shareholders General Meeting)

Article 17

Unless otherwise determined by laws and regulations and the provisions contained in this Articles of Incorporation, any resolution at the Shareholders General Meeting shall be adopted by a majority of voting rights of the shareholders who can exercise his or her voting rights present at the meeting.

2. Any shareholder or his or her legal representative shall be entitled to exercise his or her voting rights by proxy entrusted to other eligible shareholders attending the General Meeting.	(Transferred to Article 18 section 1)

3.      Any resolution to be adopted pursuant to the provisions of Article 343 of the Commercial Code shall be adopted with no less than two thirds majority vote exercised by no less than one third attendance of all the eligible shareholders in terms of voting rights attached thereto.

2.      Any resolution to be adopted pursuant to the provisions of Article 309 Section 2 of the Corporation Law shall be adopted with no less than two thirds majority vote exercised by no less than one third attendance of all the eligible shareholders in terms of voting rights attached thereto.

Existing Articles of Incorporation	Proposed Amendments

(Transferred from Article 14 Section 2)

(Exercise of voting rights by proxy)

Article 18

Any shareholder of the Company shall be entitled to exercise his or her voting rights by proxy to one of other eligible shareholders attending the Shareholders Meeting.

(Newly instituted)

2.      In the aforementioned case, the shareholder or his or her legal representative shall be required to submit documents evidencing the power of representation to the Company at each Shareholders Meeting.

(Minutes)

Article 15

Proceedings at the General Meeting shall be recorded with minutes signed and sealed by the Chairperson of the meeting and the attending directors of the Company, of which the original shall be kept at the Company’s Head Office minimum for 10 years, while their copies being kept at its branches minimum for 5 years.

(Deleted)

Chapter 4. Directors and the Board of Directors (Maximum number of Directors)	Chapter 4. Directors and the Board of Directors (Maximum number of Directors)
Article 16 The number of directors of the Company shall be no more than 23 persons.	Article 19 The number of directors of the Company shall be no more than 15 persons.

(Appointment of Directors)

Article 17

Directors shall be appointed at the Shareholders General Meeting.

2.      Resolution for approving the proposed appointment of directors shall require no less than one third attendance of all the eligible shareholders in terms of voting rights attached thereto.

3.      No cumulative voting shall be adopted in approving the proposed appointment of directors.

(Appointment of Directors)

Article 20

Directors shall be appointed by the resolution at the Shareholders General Meeting.

2.      Resolution for approving the proposed appointment of directors shall be adopted by majority vote by no less than one third attendance of all the eligible shareholders in terms of voting rights attached thereto.

3.      No cumulative voting shall be adopted in approving the proposed appointment of directors.

(Director’s term of office)

Article 18

The director’ s term of office shall expire at the close of Ordinary Shareholders General Meeting with respect to the latest fiscal year within one year of his or her appointment as the director of the Company

2.      The term of office of a director who succeeded the office term of resigning director as a substitute shall terminate at the end of remaining office term of the resigning director.

(Director’s term of office)

Article 21

The director’ s term of office shall expire at the close of Ordinary Shareholders General Meeting with respect to the latest fiscal year within one year of his or her appointment as the director of the Company.

(Deleted)

Existing Articles of Incorporation	Proposed Amendments

(Supplementary Appointment of Directors)

Article 19

In case a vacancy occurs in the post of director, it is nevertheless not necessary to appoint a supplement as far as the remaining number of directors satisfies the legal requirement.

(Deleted)

(Convocation of Board of Directors Meeting)

Article 20

Convocation Notice of Board of Directors Meeting must be dispatched to the respective directors and auditors at least 3 days prior to the scheduled meeting date, although such time allowance could be reduced in the case of an emergency.

(Transferred to Article 24)

(Powers and Authority of the Board of Directors)

Article 21

In addition to matters that are defined under the relevant laws, regulations and this Articles of Incorporation, the Board of Directors shall decide any important matters that relate to execution of business by the Company.

2.      Any matters that relate to the Board of Directors shall be governed by the Regulations of Board of Directors determined by the Board of Directors.

(Deleted) (Transferred to Article 26)

(Representative Directors and Executive Directors)

Article 22

Based on its resolution, the Board of Directors shall appoint one or more Representative Directors.

2.      Each Representative Director shall severally represent the Company.

3.      Based on its resolution, the Board of Directors shall be entitled to appoint 1 Director & Chairman, 1 Director & President and plural number of Director & Vice Presidents, Senior Managing Directors and Managing Directors respectively.

(Representative Directors and Executive Directors)

Article 22

Based on its resolution, the Board of Directors shall appoint one or more Representative Directors.

2.      Each Representative Director shall severally represent the Company and execute the business of the Company.

3.      Based on its resolution, the Board of Directors shall be entitled to appoint 1 Director & Chairman, 1 Director & President and plural number of Director & Vice Presidents, Senior Managing Directors and Managing Directors respectively.

(The Eligible person to convoke and the Chairperson of the Board of Directors Meeting)

(Newly instituted)

Article 23

Unless otherwise determined by laws and regulations, the Board of Directors Meeting shall be convoked by the Director & Chairperson of the Company, who shall also assume the chairpersonship thereof.

2.      In case of an accident to the Chairperson of the Board of Directors, or if the post of Chairperson is vacant, one of other directors shall convoke and chair the meeting in accordance with a procedure predetermined at the Board of Directors Meeting.

Existing Articles of Incorporation	Proposed Amendments

(Transferred from Article 20)

(Convocation Notice of the Board of Directors Meeting)

Article 24

Convocation Notice of Board of Directors Meeting shall be dispatched to the respective directors and auditors at least 3 days prior to the scheduled meeting date, although such time allowance could be reduced in the case of an emergency.

(Omission of resolution to be adopted at the Board of Directors Meeting)

(Newly instituted)

Article 25

With respect to matters to be resolved by the Board of Directors, if and when all of the Directors express their approval of a certain matter in writing or by electronic means, it shall be deemed as a valid resolution of the Board of Directors to approve such a matter. Provided, however, that this provision shall not apply when any Auditor raises an objection thereto..

(Transferred from Article 21 Section 2)

(Regulations of the Board of Directors)

Article 26

Any matters that relate to the Board of Directors shall be governed by relevant laws, regulations, this Articles of Incorporation and the Regulations of Board of Directors determined by the Board of Directors.

(Remuneration payable to Directors) Article 23 Any remuneration and retirement benefit payable to directors shall be determined at the Shareholders General Meeting.

(Remuneration, etc. to Directors)

Article 27

Any remuneration, bonus or any other financial interest provided to a Director by the Company as consideration for his/her performance of duties (hereinafter referred to as “remuneration, etc.”) shall be determined by a shareholders’ resolution at the Shareholders General Meeting.

(Newly instituted)

(Limited Liability Contract with Outside Directors)

Article 28

The Company shall be entitled to enter into an agreement with outside directors to limit their liability provided for in Article 423 Section 1 of the Corporation Law, in case of complying with certain legal requirements. Provided, however, that such limitation of liability shall be limited to a maximum amount provided by the relevant laws and regulations.

Existing Articles of Incorporation	Proposed Amendments

Chapter 5. Auditors and the Board of Auditors (Maximum number of Auditors) Article 24 The number of auditors of the Company shall be no more than 5 persons.	Chapter 5. Auditors and the Board of Auditors (Maximum number of Auditors) Article 29 The number of auditors of the Company shall be no more than 5 persons.

(Appointment of Auditors)

Article 25

Auditors shall be appointed at the Shareholders General Meeting.

2.      Resolution for approving the aforementioned shall require no less than one third attendance of all the eligible shareholders in terms of voting rights attached thereto.

(Appointment of Auditors)

Article 30

Auditors shall be appointed with shareholders’ resolution adopted at the Shareholders General Meeting.

2.      Resolution for approving the aforementioned shall be adopted by majority vote by no less than one third attendance of all the eligible shareholders in terms of voting rights attached thereto.

(Auditor’s term of office)

Article 26

The auditor’ s term of office shall expire at the close of Ordinary Shareholders General Meeting with respect to the latest fiscal year within four year of his or her appointment as auditor of the Company.

2.      The term of office of an auditor who succeeded the office term of resigning auditor as a substitute shall terminate at the end of remaining office term of the resigning auditor.

(Auditor’s term of office)

Article 31

The auditor’ s term of office shall expire at the close of Ordinary Shareholders General Meeting with respect to the latest fiscal year within four year of his or her appointment as auditor of the Company.

(Deleted)

(Supplementary Appointment of Auditors)

Article 27

In case a vacancy occurs in the post of auditor, it is nevertheless not necessary to appoint a supplement as far as the remaining number of auditors satisfies the legal requirement.

(Deleted)

(Transferred from Article 30)	(Full-time Auditors) Article 32 Based on its resolution, the Board of Auditors shall appoint full-time auditors.

(Convocation to the Board of Auditors Meeting)

Article 28

Convocation Notice of Board of Auditors Meeting must be dispatched to the respective auditors at least 3 days prior to the scheduled meeting date, although such time allowance may be reduced in the case of an emergency.

(Convocation Notice of the Board of Auditors Meeting)

Article 33

Convocation Notice to the Board of Auditors Meeting shall be dispatched to the respective auditors at least 3 days prior to the scheduled meeting date, although such time allowance may be reduced in the case of an emergency.

Existing Articles of Incorporation	Proposed Amendments

(Powers and Authority of the Board of Auditors)

Article 29

In addition to matters that are defined under the relevant laws, regulations and this Articles of Incorporation, the Board of Auditors shall be responsible for making decisions on any important matters that relate to auditor’s performing his or her professional responsibility. Provided, however, it shall not interfere with individual auditor’s exercising his or her power and authority.

2.      Any matters that relate to the Board of Auditors shall be governed by the Regulations of Board of Auditors determined by the Board of Auditors.

(Powers and Authority of the Board of Directors)

Article 34

(Deleted)

Any matters that relate to the Board of Auditors shall be governed by relevant laws, regulations, this Articles of Incorporation and the Regulations of Board of Auditors determined by the Board of Auditors.

(Full-time Auditors) Article 30 Full-time auditors shall be elected by mutual vote of auditors.	(Transferred to Article 32)

(Remuneration payable to Auditors) Article 31 Any remuneration and retirement benefit payable to auditors shall be determined at the Shareholders General Meeting.	(Remuneration, etc. to Auditors) Article 35 Any remuneration, etc. shall be determined by shareholders’ resolution at the Shareholders Meeting.

(Newly instituted)

(Limited Liability Contract with outside directors)

Article 36

The Company shall be entitled to enter into an agreement with outside auditors to limit their liability provided for in Article 423 Section 1 of the Corporation Law, in case of complying with certain legal requirements. Provided, however, that such limitation of liability shall be limited to a maximum amount provided by the relevant laws and regulations.

Chapter 6. Accounting	Chapter 6. Accounting

(Accounting Term) Article 32 The Company’s accounting year shall commence to run on April 1 every year and terminate on March 31 of the following year.	(Accounting Term) Article 37 The Company’s accounting year shall commence to run on April 1 every year and terminate on March 31 of the following year.

(Newly instituted)

(Decision-making organ for determining Distribution of Surplus)

Article 38

Unless otherwise determined by the relevant laws and regulations, the Company may determine by a resolution of the Board of Directors on distribution of surplus, etc., matters of which are provided in Article 459 Section 1 of the Corporation Law.

Existing Articles of Incorporation	Proposed Amendments

(Dividend Payment) Article 33	(Distribution of Surplus, etc.) Article 39
Dividends to shareholders shall be paid to such eligible shareholders or pledgees whose name is listed or recorded in the latest Shareholders Register as of March 31 every year.	The end-of-term distribution of surplus shall be paid to such eligible shareholders or pledgees whose name is listed or recorded in the latest Shareholders Register as of March 31 every year.
(Partially transferred from Article 11)	2. Despite the foregoing, distribution of surplus may also be effected with other determined record date.

2.      The initial dividend payment payable with respect to such shares issued through conversion of Convertible Bonds shall be effected assuming that the said conversion took place at the beginning of such accounting year in which the request for conversion was made.

(Deleted)

3.      In case the proposed dividend payment should not be received by the beneficiary after the elapse of three years from the payment date, the Company shall be exempted from the obligation of such dividend payment.

(Transferred to Article 40 Section 1)

4. No interest shall be accrued on dividends to shareholders.	(Transferred to Article 40 Section 2)
(Statute of limitation with respect to dividend payment)
(Transferred from Article 33 Section 3)

Article 40

In case any distributable asset will be paid in money, if the same should not be received by the beneficiary after the elapse of three years from the payment date, the Company shall be exempted from the obligation of such payment.

(Transferred from Article 33 Section 4)	2. No interest shall be accrued on dividends.

Existing Articles of Incorporation	Proposed Amendments
Supplementary Provisions	(Deleted)

1.      Despite the provisions in Article 26 Section 1 hereof, the term of office of such auditors who were in office before the close of Shareholders Meeting for the March 2003 fiscal year, shall expire at the close of Ordinary Shareholders General Meeting for such Accounting Term within three years of his or her appointment as auditor of the Company.

The above supplementary provision 1 shall be deleted when the corresponding auditor’s term of office terminates.

Item 4. Election of 10 directors

The term of office of the 10 directors, Messrs. Michio Noda, Hiroshi Miyajima, Makoto Mizukami, Yoshitsugu Tada, Takao Yano, Masayoshi Komagata, Ryohei Fukushima, Masayuki Tokumoto, Kazuo Kozuki, and Ms. Emi Ohsono, will expire at the close of this Meeting. Accordingly, the election of the following 10 directors is proposed.

The candidates for directors are as follows:

No	Name (Date of birth)	Brief personal history		Numbers of Company’s shares held
1	Hiroshi Miyajima (May 4, 1950)	April 1974	Joined Nisshin Fire After having served as General Manager of General Planning Department,	54,000 shares
		June 2000	Director General. Manager of General Planning Department
		April 2001	General Manager of Personnel & General Affairs Department
		Nov. 2001	Became concurrently General Manager of Reform Promotion Department
		April 2002	General Manager of Personnel Department and Reform Promotion Department
		April 2003	Managing Director Deputy General Manager of Production Promotion Headquarters
		June 2003	Senior Managing Director (Representative Director) Senior Managing Executive Officer
		April 2004	General Manager of Production Promotion Headquarters
		April 2005	President (Representative Director) (to present)
2	Makoto Mizukami (July 26, 1949)	April 1973

Joined Nisshin Fire

After having served as General Manager of Sendai Production Department, General Manager of Naka-Tohoku Production Department, General Manager of Personnel Department, and General Manager of Personnel & General Affairs Department,

48,400 shares
		June 2000	Director General Manager of Personnel & General Affairs Department
		April 2001	General Manager of Production Planning Department
		April 2002	General Manager of Production Promotion Department
		April 2003	Managing Director Relieved of General Manager of Production Promotion Department
		June 2003	Senior Managing Director (Representative Director) Senior Managing Executive Officer General Manager of Business Process Controlling Headquarters and Corporate Planning Department
		June 2004	Relieved of General Manager of Corporate Planning Department
		April 2006	Relieved of General Manager of Business Process Controlling Headquarters (to present)

No	Name (Date of birth)	Brief personal history		Numbers of Company’s shares held
3	Yoshitsugu Tada (July 11, 1947)	April 1971	Joined Nisshin Fire After having served as General Manager of Reinsurance & Overseas Department, General Manager of Accounting Department, and General Manager of Investment Department,	45,000 shares
		June 2001	Director General Manager of Investment Department
		April 2003	Managing Director General Manager of Structural Reform Headquarters, Personnel Department , and Reform Promotion Department
		June 2003	Managing Executive Officer
		June 2004	Relieved of General Manager of Personnel Department and Reform Promotion Department (to present)
4	Ryohei Fukushima (June 10, 1948)	April 1972

Joined Nisshin Fire

After having served as General Manager of Naka-Nihon Production Department, General Manager of Naka-Nihon Production Department , General Manager of Naka-Nihon Production Department, and General Manager of Toukai Hokuriku Regional Headquarters,

45,400 shares
		June 2001	Director General Manager of Toukai Hokuriku Regional Headquarters
		Sept. 2001	Became concurrently General Manager of Central Japan Underwriting Department
		April 2002	Relieved of General Manager of Central Japan Underwriting Department
		June 2003	Managing Executive Officer Deputy General Manager of Business Process Controlling Headquarters
		April 2004	Relieved of Deputy General Manager of Business Process Controlling Headquarters
		April 2006	Deputy General Manager of Nishi Nihon Business Control Headquarters (to present)

No	Name (Date of birth)	Brief personal history		Numbers of Company’s shares held
5	Masayuki Tokumoto (October 9, 1948)	April 1974	Joined Nisshin Fire After having served as General Manager of Corporate Planning Department,	18,200 shares
		June 2003	Director Executive Officer Deputy General Manager of Business Process Controlling Headquarters
		June 2004	Became concurrently General Manager of Corporate Planning Department
		April 2005	Managing Executive Officer Deputy General Manager of Business Process Controlling Headquarters and General Manager of Corporate Planning Department
		June 2005	Relieved of General Manager of Corporate Planning Department
		April 2006	General Manager of Business Process Controlling Headquarters (to present)
6	Kazuo Kozuki	April 1976	Joined Tokio Marine	4,000 shares
	(February 12, 1952)	July 2001	After having served as General Manager of Toyama, Chubu/Hokuriku Division of Tokio Marine,
		June 2003	Director Executive Officer Deputy General Manager of Production Promotion Headquarters
		April 2005	Managing Executive Officer Became concurrently General Manager of Metropolitan Business Control Headquarters
		April 2006	Deputy General Manager of Marketing Promotion Headquarters and General Manager of Metropolitan Business Control Headquarters 1 (to present)

No	Name (Date of birth)	Brief personal history		Numbers of Company’s shares held
7	Shigeo Akimoto	April 1973	Joined Nisshin Fire	23,000 shares
	(January 21, 1950)	April 1998	General Manager of Higashi-Kanto Production Department
		June 2000	General Manager of Shizuoka Production Department
		April 2003	General Manager of Production Promotion Department
		June 2003	Executive Officer
		April 2005	Became concurrently General Manager of Customer Service Department
		April 2006	Deputy General Manager of Marketing Promotion Headquarters (to present)
8	Masatomo Fukuyama	April 1974	Joined Nisshin Fire	5,000 shares
	(September 28, 1951)	April 2001	General Manager of Metropolitan Claims Department
		April 2002	General Manager of Claims Department
		April 2005	Executive Officer (to present)
9	Shuji Maji	April 1978	Joined Tokio Marine	None
	(April 6, 1955)	July 2002	General Manager, Chubu/Hokuriku Division of Tokio Marine
		Oct. 2004	General Manager of Nagoya Production Dept. III, of Tokio Marine (to present)
10	Emi Ohsono	April 1997	Researcher, Faculty of Commerce, Hitotsubashi University	None
	(August 8, 1965)	April 1998	Assistant Professor, Institute of Asia-Pacific Studies, Waseda University
		April 2000	Assistant Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
		Oct. 2002	Associate Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (to present)

1.	There is no special interest between each candidate and the Company.

2.	Ms. Emi Ohsono qualifies as an outside director.

Item 5. Election of 1 corporate auditor

We propose the election of the following 1 corporate auditor, planning to strengthen and enrich the audit governance.

The submission of this item has been approved by the Board of Corporate Auditors.

The candidate for a corporate auditor is as follows:

Name (Date of birth)	Brief personal history and representation of other companies			Number of Company’s shares held
Shoji Ueno	April	1967	Joined Tokio Marine	0 shares
(February 5, 1944)	June	1990	General Manager of Marketing & Planning Dept. of Tokio Marine
	June	1992	General Manager of Personnel Planning Dept. of Tokio Marine
	June	1993	Director and General Manager of Personnel & Organization Planning Dept. of Tokio Marine
	June	1995	Director and General Manager of Non-Marine Underwriting Dept. of Tokio Marine
	June	1996	Managing Director of Tokio Marine
	July	1998	Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
	June	1999	Senior Managing Director and General Manager of Tokyo Automobile Industry Division of Tokio Marine
	Sept.	2000	Senior Managing Director of Tokio Marine
	June	2001	Executive Vice President of Tokio Marine
	April	2002	Director of Millea Holdings
	Oct.	2004	Executive Vice President and General Manager of Chubu/Hokuriku Division of Tokio Marine & Nichido
	June	2005	Retired Executive Vice President of Tokio Marine & Nichido
	June	2005	Retired Director of Millea Holdings
	June	2005	Corporate Auditor of Tokio Marine & Nichido Life
	June	2005	Corporate Auditor of Tokio Marine & Nichido Financial Life
	June	2005	Corporate Auditor of Millea Holdings (to present)

1.	There is no special interest between the candidate and the Company.

2.	Mr. Shoji Ueno qualifies as an outside corporate auditor.

Item 6. Grant of retirement allowances to retiring directors

At the close of this Meeting, Messrs. Michio Noda, Takao Yano, and Masayoshi Komagata, directors, will retire from their respective offices. The management hereby proposes to grant retirement allowances to the above persons, in amounts to be calculated in accordance with the Company’s prescribed standards, for their contributions to the Company during their tenure. The management proposes that the Board of Directors be authorized to determine the amount, time and method of payment of the allowances for the retiring directors.

Brief personal histories of the retiring directors are as follows:

Name	Brief personal history
Michio Noda	June	1989	Director of Nisshin Fire
	June	1993	Managing Director of Nisshin Fire
	June	1996	Senior Managing Director of Nisshin Fire (Representative Director)
	April	2000	President of Nisshin Fire (Representative Director)
	April	2005	Chairman of the Board of Nisshin Fire (Representative Director)
			(to present)
Takao Yano	June	2003	Managing Director of Nisshin Fire
	June	2003	Managing Executive Officer of Nisshin Fire
			(to present)
Masayoshi Komagata	June	2000	Director of Nisshin Fire
	June	2003	Managing Executive Officer of Nisshin Fire
	June	2005	Managing Executive Officer of Nisshin Fire
	June	2006	Senior Managing Executive Officer of Nisshin Fire
			(to present)

Articles of Incorporation and Financial Reports of Millea Holdings, Inc.

[English Translation]

ARTICLES OF INCORPORATION

OF

MILLEA HOLDINGS, INC.

Chapter I. General Provisions

(Trade name)

Article 1. The Company shall be named “Kabushiki Kaisha Millea Holdings”, which in English shall be “Millea Holdings, Inc.”.

(Objectives)

Article 2. The objectives of the Company shall be to engage in the following businesses as an insurance holding company:

(1)	Management of non-life insurance companies, life insurance companies, specialized securities companies, foreign companies engaged in insurance businesses and any other company which is or may become a subsidiary of the Company in accordance with the provisions of the Insurance Business Law of Japan; and

(2)	Any other business pertaining to the foregoing paragraph 1.

(Location of Head Office)

Article 3. The Company shall have its Head Office in Chiyoda-ku of the Metropolis of Tokyo.

(Method of giving public notices)

Article 4. The Company’s public notices shall appear in the newspaper The Nihon Keizai Shimbun, which is published in the Metropolis of Tokyo.

Chapter II. Shares

(Total number of shares to be issued)

Article 5. The total number of the shares authorized to be issued by the Company shall be 6,870,000. However, in the case of any redemption of shares, the total number of shares authorized to be issued shall be decreased by a number of shares equal to the number being redeemed.

(Acquisition by the Company of its own shares)

Article 6. The Company may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code.

(Additional purchase of fractional shares by holders of fractional shares)

Article 7. A holder of fractional shares may request the Company to sell to such holder such amount of fractional shares which will, when added together with the fractional shares held by the holder, constitute one share of stock.

2. The Company may decide not to accommodate a request made pursuant to the foregoing paragraph 1, if the Company does not hold any shares available for such sale.

(Transfer agent)

Article 8. The Company shall have a transfer agent with respect to its shares and fractional shares.

2. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given of such matters.

3. The register of shareholders (which term, when used throughout these Articles of Incorporation, includes the register of beneficial shareholders), the register of holders of fractional shares and the register of lost share certificates of the Company shall be kept at the transfer agent’s business office. Registration of transfers of shares, entries, including entries by electronic means, in the register of fractional shares and the register of lost share certificates, purchases and sales of fractional shares and any other business relating to the Company’s shares and fractional shares shall be handled by the transfer agent, and not by the Company.

(Share Handling Regulations)

Article 9. The denominations of share certificates to be issued by the Company, the registration of transfers of shares, the making of entries, including entries by electronic means, in the register of fractional shares and the register of lost share certificates, purchases and sales of fractional shares and any other proceedings concerning the Company’s shares and fractional shares, including the fees therefor, shall be governed by the Share Handling Regulations adopted by the Board of Directors from time to time.

(Record date)

Article 10. Shareholders having voting rights who appear in the register of shareholders, including those recorded by electronic means, as of the close of business on March 31 in each year shall be treated by the Company as the shareholders entitled to exercise rights at the ordinary general meeting of shareholders relating to the business year ending on that March 31.

2. In addition to the preceding paragraph, the Company may, by giving prior public notice in accordance with a resolution of the Board of Directors, treat the shareholders (or the registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and/or the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on a specified date as the shareholders (or the registered pledgees) and/or the holders of fractional shares entitled to exercise rights in respect of specified matters.

Chapter III. General Meetings of Shareholders

(Convocation)

Article 11. An ordinary general meeting of shareholders shall be convened within three months after the end of each business year and an extraordinary general meeting of shareholders shall be convened whenever the necessity arises.

(Chairmanship)

Article 12. Chairmanship of a general meeting of shareholders shall be assumed by the President. If the President is unable to act, one of the other Directors shall act as such chairman in the order previously fixed by resolution of the Board of Directors. If all the Directors are unable to act, the chairman shall be selected from among the shareholders present.

(Resolutions)

Article 13. Unless otherwise provided in laws or ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by the holders of a majority of the shares having voting rights present at the meeting.

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the voting rights held by shareholders present at the meeting who hold not less than one-third of the votes of all shareholders.

(Exercise of voting rights by proxy)

Article 14. A shareholder or his legal representative may exercise his voting rights by proxy, who shall be another shareholder of the Company entitled to vote.

Chapter IV. Directors and Board of Directors

(Number of Directors)

Article 15. The Company shall have not more than fifteen Directors.

(Election)

Article 16. Directors shall be elected at a general meeting of shareholders.

2. Resolutions for the election of Directors shall be adopted by a majority of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of all shareholders.

3. The election of Directors shall not be by cumulative voting.

(Term of office)

Article 17. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held in respect of the first business year to end after their assumption of office.

(Remuneration)

Article 18. Remuneration for the Directors shall be determined at a general meeting of shareholders.

(Representative Directors and Directors with specific titles)

Article 19. One or more Representative Directors shall be appointed by resolution of the Board of Directors.

2. The Board of Directors may, by its resolution, appoint one Chairman of the Board, one President and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors.

(Powers of the Board of Directors)

Article 20. The Board of Directors shall make decisions on the execution of business of the Company and supervise the performance by the Directors of their duties.

(Convocation)

Article 21. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor no later than three days prior to the date of the meeting, except that such period may be shortened in case of urgent necessity.

(Resolutions)

Article 22. Resolutions of the Board of Directors shall be adopted at its meeting at which more than one-half in number of Directors shall be present, by a majority of the Directors so present.

(Regulations of the Board of Directors)

Article 23. Matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Chapter V. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)

Article 24. The Company shall have not more than six Corporate Auditors.

(Election)

Article 25. Corporate Auditors shall be elected at a general meeting of shareholders.

2. Resolutions for the election of Corporate Auditors shall be adopted by a majority of the voting rights held by shareholders present at the meeting who represent not less than one-third of the voting rights of all shareholders.

(Term of office)

Article 26. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the fourth business year to end after their assumption of office.

(Remuneration)

Article 27. Remuneration for the Corporate Auditors shall be determined at a general meeting of shareholders.

(Standing Corporate Auditors)

Article 28. One or more Standing Corporate Auditors shall be elected by the Corporate Auditors from among their number.

(Powers of the Board of Corporate Auditors)

Article 29. The Board of Corporate Auditors shall have such powers as specifically provided for in laws or ordinances, as well as make decisions with respect to matters relating to the performance by the Corporate Auditors of their duties. However, the foregoing provision shall not prevent the exercise by the Corporate Auditors of their authority.

(Convocation)

Article 30. Notice for convening a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor no later than three days prior to the date of the meeting, except that such period may be shortened in case of urgent necessity.

(Resolutions)

Article 31. Except as otherwise provided in laws or ordinances, resolutions of the Board of Corporate Auditors shall be adopted at its meeting by a majority of the Corporate Auditors.

(Regulations of the Board of Corporate Auditors)

Article 32. Matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Chapter VI. Accounts

(Business year)

Article 33. The business year of the Company shall commence on April 1 in each year and end on March 31 in the following year.

(Dividends)

Article 34. Dividends to shareholders shall be paid to the shareholders (or the registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and to the holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on March 31 of each year.

(Interim dividends)

Article 35. The Company may, by resolution of the Board of Directors, distribute dividends as provided for in Article 293-5 of the Commercial Code of Japan (hereinafter referred to as “interim dividends”) to shareholders (or registered pledgees) appearing in the register of shareholders, including those recorded by electronic means, and to holders of fractional shares appearing in the register of fractional shares, including those recorded by electronic means, as of the close of business on September 30 of each year.

(Period of limitations on dividends)

Article 36. If any dividend or interim dividend remains unclaimed after the expiration of five full years from the date of its becoming due and payable, the Company shall be relieved of the obligation to pay such dividend or interim dividend.

2. Dividends and interim dividends shall bear no interest.

(Amended June 28, 2005.)

FINANCIAL REPORTS OF MILLEA HOLDINGS, INC.

Business Report for the Fiscal Year Ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

1. Business Developments and Results

In the fiscal year ended March 31, 2006, the Japanese economy showed signs of increasing momentum in both capital and consumer expenditures, reflecting the improved employment and wage levels in the household sector driven by improved corporate activities. This was accompanied by a rising trend in equity prices and land prices, resulting in an upturn in the Consumer Price Index at the end of last calendar year.

In the property and casualty insurance sector, while competition continued to intensify in products and services as well as operating efficiency, the market began to show signs of recovery, reflecting the upward trend in the economic environment. In the life insurance sector, each company showed an aggressive marketing approach with a focus on medical insurance and individual annuity insurance.

Based on the corporate philosophy of the Millea Group, which is to commit to the continuous enhancement of corporate value, with customer trust at the base of all of its activities, Millea Holdings, as a holding company of its subsidiaries, actively expanded the Group’s business operations, aiming to make the Millea Group one of the world’s leading insurance groups. In addition, Millea Holdings has formulated fundamental group policies for risk management and compliance. Millea Holdings is committed to enforcing its subsidiaries’ adherence to these policies and to overseeing internal audits of business operations of its subsidiaries. To our regret, in November 2005, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) received a business improvement order from the Financial Services Agency for certain non-payment of fringe claims. We take the incident with the utmost seriousness and reflect deeply on the incidents caused by Tokio Marine & Nichido. We are making a sincere effort to prevent such a problem from occurring again.

In the following sections, we report on our activities and results of our core businesses during the fiscal year ended March 31, 2006.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of income for the Millea Group. Millea Holdings aims to solidify its continuous profit increase in this segment by working to strengthen underwriting as well as to increase efficiency and sales volume.

In August 2005, Tokio Marine & Nichido launched a new product called “Total Assist” in automobile insurance, our main line of business. “Total Assist” is designed based on an innovative idea of blending “assistance” into the conventional insurance products to provide policyholders with our fine-tuned support and various services that meet individual needs at any point from “preventing an accident” to “at the time of an accident” and “after the accident.” Total Assist’s innovative services have been well received by many customers since its launch, and it has contributed to an increase in net premiums written by Tokio Marine & Nichido.

Furthermore, in the fiscal year ended March 31, 2006, Tokio Marine & Nichido carried out a company-wide effort on its “New Wind” project, an operational process reform with a focus on “effective utilization of the agent system” and “cashless payment of premiums.” These measures serve as a base for the operational process reform that will be thoroughly implemented in the near future. Tokio Marine & Nichido also made intensified efforts in solidifying its sales base, in particular by setting up new agents and cultivating and expanding the sales force of existing agents.

Life Insurance Business

Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group by strengthening its life insurance subsidiaries.

During the fiscal year ended March 31, 2006, Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”) steadily increased its premium income and reached two million in individual life and annuity insurance policies in force after nine years and four months since its inception. Tokio Marine & Nichido Life also made efforts to improve its support capabilities to the distribution channel of financial institutions as well as to enhance sales offices, sales support staff and direct sales force. In addition, when whole life policies with single payment and certain other policies became eligible for distribution through financial institutions, Tokio Marine & Nichido Life launched “Anshin Dollar Whole Life” and “Anshin Yen Whole Life.”

Tokio Marine & Nichido Financial Life Insurance Co. Ltd. (“Tokio Marine & Nichido Financial Life”) expanded its sales base through business cooperation with financial institutions and actively sold individual variable annuity products through such institutions. As a result, Tokio Marine & Nichido Financial Life achieved a significant growth in premium income.

Overseas Insurance Business

Millea Holdings is working vigorously to expand its overseas insurance business with a focus on markets having attractive profitability and growth potential.

In July 2005, Millea Holdings acquired Real Seguros S.A., a non-life insurer in Brazil that controls a life insurance subsidiary, with the aim of expanding its business in Brazil.

In addition, Tokio Marine & Nichido purchased a stake in “Tianan Insurance Company Limited,” a major property and casualty insurer in fast growing China, in December 2005 and joined the management of the company. While Tokio Marine & Nichido was formerly engaged in providing services to Japanese affiliated firms in China, this investment and management participation allows Tokio Marine & Nichido not only to have an operating base to expand the localized non-life insurance business throughout China but also to participate in the Chinese automobile insurance market that has a strong business potential in the future.

Other Businesses

Millea Holdings also engages actively in other businesses, principally those that it believes create significant synergies with its insurance businesses.

In January 2006, “Millea Mondial Co., Ltd.” commenced operations as a joint venture between Millea Holdings and Mondial Assistance Group, the largest assistance company in the world. This joint venture will provide customers with high quality of assistance services to fulfill their various requirements by combining Mondial Assistance Group’s expertise and the Millea Group’s strength in product development and marketing in the field of insurance business.

In February 2006, Millea Holdings acquired an equity stake in “Tokio Marine & Nichido Samuel Co., Ltd.” to participate in the institutional nursing care business. This acquisition will enable Millea Holdings to provide comprehensive nursing care services to customers by combining the institutional nursing care business with the existing home-visit nursing care business in order to respond to the diversifying needs of the aged society.

Asset Management and Financing Operations

During the fiscal year ended March 31, 2006, Tokio Marine & Nichido, which provides the core asset management function for the Millea Group, focused on enhancing risk management while improving investment returns. To facilitate claims, maturity refunds and other payments, Tokio Marine & Nichido continued its efforts to strengthen asset liability management (ALM) and to ensure stability and liquidity of its assets.

Millea Holdings took company-wide measures to improve the asset management and financing operations business. Assets under management of Tokio Marine Asset Management Co., Ltd. exceeded 3 trillion yen, due mainly to its excellent investment performance.

In the defined contribution pension plan business, Tokio Marine & Nichido successively made active efforts to increase assets under its administration in corporate defined contribution pension plans. The number of sponsors in assets under our administration amounted to more than 1,400, which is a top-class performance among plan administrators.

Corporate Social Responsibility

The Millea Group companies have long dedicated themselves to providing products and services designed to meet society’s needs for “safety and security” as well as to CSR activities such as environmental conservation and philanthropic activities, recognizing that the practice of its management philosophy itself serves toward the fulfillment of corporate social responsibilities. In addition, in the fiscal year ended March 31, 2006, Millea Holdings and Tokio Marine & Nichido participated in the United Nations Global Compact with the approval of the United Nations Headquarters. The Millea Group intends to perform its CSR activities that are commensurate with those of the world’s leading insurance groups.

Results for the Fiscal Year Ended March 31, 2006

As a consequence of Millea Group’s measures and efforts in promoting sales and improving profitability as described above, consolidated business results were as follows. Ordinary income amounted to 3,399.9 billion yen, an increase of 500.5 billion yen from the previous fiscal year. The main components of ordinary income were underwriting income of 3,041.2 billion yen and investment income of 326.4 billion yen. Ordinary expense was 3,263.4 billion yen, an increase of 503.9 billion yen from the previous fiscal year. Ordinary expenses were mainly comprised of underwriting expense of 2,859.4 billion yen, investment expense of 15.2 billion yen and underwriting and general administrative expenses of 378.5 billion yen. As a result, ordinary profit decreased by 3.4 billion yen, or 2.5%, to 136.5 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes, however, was 89.9 billion yen for the fiscal year ended March 31, 2006, an increase of 22.3 billion yen, or 33.1%, from the previous fiscal year.

On a non-consolidated basis, Millea Holdings received business management fees amounting to 2.6 billion yen from its subsidiaries and dividends totaling 140.4 billion yen, resulting in operating income of 143.1 billion yen, ordinary profit of 140.4 billion yen and net income of 138.4 billion yen.

Operating Results of Primary Subsidiaries

The following results present the operating results of Tokio Marine & Nichido for the fiscal year ended March 31, 2006. Net premiums written were 1,892.7 billion yen, an increase of 0.5% from the previous fiscal year, resulting primarily from the recovery in the sales of automobile insurance, our main product line of business, due to the launch of “Total Assist.” The loss ratio was 60.6%, a decrease of 2.8 percentage points from the previous fiscal year. This decrease was due to a decrease in the amount of payments in connection with natural disasters such as typhoons from the previous fiscal year. The expense ratio was 30.2%, a decrease of 1.2 percentage point as a result of an effort to reduce costs, offsetting a decrease in net premiums written.

As of March 31, 2006, Tokio Marine & Nichido Life recorded 16,040.4 billion yen in the amount of life insurance-in-force, an increase of 1,196.6 billion yen from March 31, 2005, comprised of individual insurance, individual annuity and group insurance.

As of March 31, 2006, Tokio Marine & Nichido Financial Life recorded 1,055.1 billion yen in the amount of life insurance-in-force, comprised of individual annuity and individual insurance, an increase of 507.8 billion yen from March 31, 2005.

Issues Facing Millea Holdings

In the fiscal year ending March 31, 2007, the Japanese economy is expected to show a steady and sustained domestic demand-driven growth reflecting the high level of corporate earnings and the improved wage levels, although there are also concerns such as the surge in oil prices.

In the insurance industry, we expect companies to compete more vigorously in terms of their products and services while increasing the efficiency of their operations, resulting in an increasingly harsh competitive environment.

In order to make the Millea Group one of the world’s leading insurance groups, Millea Holdings will actively expand its businesses with the aim of constructing an optimal business portfolio, with an emphasis on expansion of revenues in domestic non-life insurance sector as the core business as well as expansion of business domains into profitable and growth potential areas. The Millea Group will commence a three-year group business plan called the “Stage Expansion 2008” in the fiscal year ending March 31, 2007. This business plan aims at expanding Millea Group’s strategic stages in products and services, distribution channels and business domains, and at promoting drastic operating process reform in order to enhance Group-wide business bases. Millea Holdings will also continue to vigorously promote Group-wide CSR activities and focus on its efforts to ensure compliance throughout the Millea Group so that each subsidiary will conduct faithful and fair business activities without conflicting with social norms.

The entire Millea Group will endeavor to achieve further growth as a corporate group characterized by high profitability, growth potential and soundness. The management thanks all shareholders of Millea Holdings for their continued guidance and support.

Notes:

1.      For the purpose of year on year comparison on Tokio Marine & Nichido’s business results, the comparable figures for the preceding fiscal year comprise those of Tokio Marine and Nichido Fire for the first six months ended September 30, 2004, to align with those of Tokio Marine & Nichido for the last six months of the fiscal year ended March 31, 2005.

2. Throughout this Business Report, all amounts (including numbers of shares) are truncated and all ratios are rounded.

2. Four Year Summary of Operations and Assets

(1)	Non-consolidated summary of operations and assets

	(Yen in millions, except per share amounts)
	(Fiscal years ended March 31)
	2003		2004		2005		2006
Operating income	52,928		233,617		113,490		143,103
Dividends received	49,127		230,417		110,490		140,473
Insurance subsidiaries	49,127		230,057		110,021		140,400
Other subsidiaries	—		360		468		73
Net income	49,605		230,871		110,585		138,457
Net income per share of common stock	26,760.91	yen	126,681.20	yen	63,170.59	yen	81,541.70	yen
Total assets	2,206,545		2,330,236		2,317,486		2,366,696
Stock of insurance subsidiaries	2,161,485		2,141,163		2,177,472		2,245,189
Stock of other subsidiaries	19,014		32,411		45,565		47,579

(2)	Consolidated summary of operations and assets

	(Yen in millions)
	(Fiscal years ended March 31)
	2003	2004	2005	2006
Ordinary income	2,929,011	2,775,718	2,899,467	3,399,984
Ordinary profit	100,872	191,748	139,999	136,563
Net income	56,616	111,421	67,604	89,960
Stockholders’ equity	1,804,933	2,310,823	2,305,243	3,209,849
Total assets	9,945,809	11,006,256	11,624,496	14,260,020

3. Parent Company and Major Subsidiaries (As of March 31, 2006)

(1)	Parent Company

None.

(2)	Major Subsidiaries

Company name	Location	Major business	Date of incorporation	Paid-up capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Amount of dividends paid to Millea Holdings for the fiscal year ended March 31, 2006 (Yen in millions)
(Consolidated subsidiaries)

Tokio Marine & Nichido Fire Insurance Co., Ltd.	Tokyo, Japan	Property and casualty insurance	Mar. 20, 1944	101,994	100.0%		136,403

Tokio Marine & Nichido Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 6, 1996	30,000	100.0%		—

Tokio Marine & Nichido Financial Life Insurance Co., Ltd.	Tokyo, Japan	Life insurance	Aug. 13, 1996	33,000	100.0%		—

Tokio Marine Asset Management Co., Ltd.	Tokyo, Japan	Securities investment advisory business	Dec. 9, 1985	200	100.0 (100.0	% )	—

Tokio Marine & Nichido Career Service Co., Ltd.	Tokyo, Japan	Temporary staffing service	June 1, 1984	100	100.0%		—

Trans Pacific Insurance Company	New York, N.Y., U.S.A.	Property and casualty insurance	Jan. 21, 1982	587	100.0 (100.0	% )	—

Tokio Marine Global Ltd.	London, U.K.	Property and casualty insurance	Oct. 30, 1990	25,645	100.0 (100.0)		—

The Tokio Marine Europe Insurance Limited	London, U.K.	Property and casualty insurance	Sep. 15, 1970	7,180	100.0 (100.0	% )	—

Tokio Marine Global Re Limited	Dublin, Ireland	Property and casualty insurance	Dec. 6, 1996	105	100.0 (100.0	% )	—

Millea Asia Pte. Ltd.	Singapore, Singapore	Holding company	Mar. 12, 1992	4,557	100.0%		—

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Ltd.	Singapore, Singapore	Property and casualty insurance	May 16, 1977	1,814	100.0 (100.0	% )	—

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited	Hong Kong, China	Property and casualty insurance	Apr. 13, 1973	756	100.0 (100.0	% )	—

Real Seguros S.A.	Sao Paulo, Brazil	Property and casualty insurance	May 31, 1973	9,559	100.0%		3,996

Tokio Marine Brasil Seguradora S.A.	Sao Paulo, Brazil	Property and casualty insurance	Jan. 1, 1973	3,387	91.4 (91.4	% )	—

Tokio Millennium Re Ltd.	Hamilton, Bermuda	Property and casualty insurance	Mar. 15, 2000	29,367	100.0 (100.0	% )	—

Tokio Marine Financial Solutions Ltd.	Georgetown, Cayman Islands	Derivatives business	Dec. 4, 1997	5	100.0 (100.0	% )	—

Company name	Location	Major business	Date of incorporation	Paid-up capital (Yen in millions)	Ratio of Millea Holdings’ voting rights		Amount of dividends paid to Millea Holdings for the fiscal year ended March 31, 2006 (Yen in millions)

(Subsidiaries accounted for by equity method)

The Nisshin Fire & Marine Insurance Co., Ltd.	Tokyo, Japan	Property and casualty insurance	June 10, 1908	20,389	28.1 (28.1	% )	—

First Insurance Company of Hawaii, Ltd.	Honolulu, Hawaii, U.S.A.	Property and casualty insurance	Aug. 6, 1982	501	50.0 (50.0	% )	—

Tianan Insurance Company Limited	Shanghai, China	Property and casualty insurance	Oct. 22, 1994	9,784	24.9 (24.9	% )%	—

Real Vida e Previdência S.A.	Sao Paulo, Brazil	Life insurance	Nov. 1, 2001	2,929	50.0 (50.0	% )%	—

Sudameris Vida e Previdência S.A.	Sao Paulo, Brazil	Life insurance	Feb. 14, 1997	542	— (—)		—

Notes:	1.	This table sets forth consolidated subsidiaries and subsidiaries accounted for by equity method as important subsidiaries.

	2.	Tokio Marine Global Ltd. was included in the scope of consolidated subsidiaries due to increase in importance from the fiscal year ended March 31, 2006.

	3.	The paid-up capital of Millea Asia Pte. Ltd. consists of ordinary shares with a face value of S$62,800,000 and preferred shares with a face value of THB20,000.

	4.	Real Seguros S.A. was included in the scope of consolidated subsidiaries as of July 7, 2005.

	5.	Tianan Insurance Company Limited was accounted for by equity method, since it became the Company’s affiliate as of December 22, 2005.

	6.	Real Vida e Previdência S.A. was accounted for by equity method, since it became the Company’s affiliate as of July 7, 2005.

	7.	Sudameris Vida e Previdência S.A. was accounted for by equity method, since it became the Company’s affiliate as of November 18, 2005.

	8.	The yen amounts of paid-up capital of subsidiaries located outside Japan have been translated at the currency exchange rate as of March 31, 2006. Regarding Millea Asia Pte. Ltd., the amounts represent the total of translated amounts of ordinary and preferred shares.

	9.	Figures in brackets shown in Millea Holdings’ voting rights are the ownership ratio of its subsidiaries.

	10.	The Company’s consolidated business results are as follows:

Ordinary income 3,399,984 million yen (17.3% up from previous fiscal year)

Ordinary profit 136,563 million yen (2.5 % down from previous fiscal year)

Net income 89,960 million yen (33.1% up from previous fiscal year)

4. Offices (As of March 31, 2006)

	Location	Established as of
Head Office	2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	April 2, 2002

Notes:	The date shown above is the date of incorporation. The Company relocated its Head Office from 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan to the above address as of July 25, 2005.

5. Employees

(1)	Number of employees (on a non-consolidated basis)

	As of March 31, 2005	As of March 31, 2006	Increase (decrease)
Total	126	174	48

Average age of employees (As of March 31, 2006):
41.9 years old

Average length of service of employees (As of March 31, 2006):
17.9 years

Average amount of monthly salaries for employees (As of March 31, 2006)
835 thousand yen per employee

Notes:	1.	Most employees of the Company are seconded from Tokio Marine & Nichido. Average length of service includes the years of service at both Tokio Marine & Nichido and The Nichido Fire and Marine Insurance Company, Limited before the merger.

	2.	“Average amount of monthly salaries” is the average amount of ordinary monthly salaries in March 2006 and includes overtime and holiday allowances but does not include bonuses.

	3.	As for average age and average length of service of employees, numbers smaller than 0.1 are rounded down.

(2)	Number of employees (on a consolidated basis)

Name of division	As of March 31, 2005	As of March 31, 2006	Increase (decrease)
Property and casualty insurance	17,024	17,356	332
Life insurance	1,474	1,892	418
Others	412	513	101
Total	18,910	19,761	851

6. Common Stock (As of March 31, 2006)

(1) Total number of shares authorized to be issued:
6,830,000
(2) Total number of the issued shares:
1,687,048.75
(3) Total number of shareholders:
85,069

7. Major Shareholders (As of March 31, 2006)

	Capital contribution to the Company		Capital contribution by the Company to major shareholders
Shareholders	Number of shares held	Ratio of shares held	Number of shares held	Ratio of shares held
	shares	%	shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	115,446	6.8	—	—

Japan Trustee Services Bank, Ltd. (Trust Account)	99,450	5.9	—	—

Moxley & Co.	89,410	5.3	—	—

State Street Bank and Trust Company	53,219	3.2	—	—

The Bank of Tokyo- Mitsubishi UFJ, Ltd.	40,132	2.4	—	—

Meiji Yasuda Life Insurance Company	39,187	2.3	—	—

State Street Bank and Trust Company 505103	33,680	2.0	—	—

Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries	28,148	1.7	—	—

Mizuho Corporate Bank, Ltd.	27,045	1.6	—	—

The Chase Manhattan Bank, N.A. London	25,027	1.5	—	—

Notes:	1.	Moxley & Co. is the corporate nominee holder of common stock deposited for the issuance of ADRs.

	2.	Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mitsubishi UFJ Financial Group, Inc. as set forth in the following table. The Bank of Tokyo-Mitsubishi UFJ, Ltd. is a subsidiary of Mitsubishi UFJ Financial Group, Inc.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mitsubishi UFJ Financial Group, Inc.	98,685	1.0%

3.	28,148 shares held by Trust & Custody Services Bank, Ltd. as a trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries is an asset trusted by Mitsubishi Heavy Industries, Ltd. as retirement benefits trust. Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mitsubishi Heavy Industries, Ltd. as set forth in the following table.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mitsubishi Heavy Industries, Ltd.	63,000,000	1.9%

4.	Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, invests in Mizuho Financial Group, Inc. as set forth in the following table. Mizuho Corporate Bank, Ltd. is a subsidiary of Mizuho Financial Group, Inc.

	Capital contribution of Tokio Marine & Nichido
	Number of shares held	Ratio of shares held
Mizuho Financial Group, Inc.	30,837	0.3%

8. Acquisition, Disposition and Retention of the Company’s Own Shares

1) Acquisition:

Common stock	39,457.69 shares

Total amount	70,939,735 thousand yen

2) Disposition:

Common stock	26.23 shares

Total amount	41,411 thousand yen

3) Nullification:

Common stock	40,000.00 shares

4) Number of treasury stock held as of fiscal year end:

Common stock	6,581.10 shares

5) Details of the share repurchases made pursuant to the resolution of its board of directors since the end of the 3rd ordinary general meeting of shareholders.

Ordinary shares	32,663.00 shares

Total amount	60,440,540 thousand yen

Reason for repurchase	The Company intends to repurchase its own shares in order to implement flexible financial policies.

In order to implement flexible financial policies, the Company has repurchased 4,184 of its own shares at an aggregate purchase price of 9,654,850 thousand yen from the close of the fiscal year ended March 31, 2006 to May 18, 2006, pursuant to the resolution of its board of directors.

9. Principal Lenders

None.

10. Directors and Corporate Auditors (As of March 31, 2006)

Position	Name	Assigned duties or principal occupation
Representative Director and President	Kunio Ishihara	President of Tokio Marine & Nichido

Representative Director and Senior Managing Director	Yasuo Yaoita	In charge of Corporate Planning Dept., Personnel Planning Dept. and Corporate Legal Dept. Assistant to the Director in charge of Business Management Dept. and Internal Audit Dept.

Representative Director and Managing Director	Tomohiro Kotani	In charge of Financial Planning Dept., Corporate Accounting Dept., Business Management Dept. and Internal Audit Dept.

Director	Minoru Makihara	Senior Corporate Advisor of Mitsubishi Corporation

Director	Masamitsu Sakurai	Representative Director and President of Ricoh Company, Ltd.

Director	Haruo Shimada	Professor, Faculty of Economics, Keio University

Director	Toshiro Yagi	Managing Director of Tokio Marine & Nichido

Director	Sukeaki Ohta	President of Tokio Marine & Nichido Life

Director	Tomochika Iwashita	Executive Vice President of Tokio Marine & Nichido

Director	Morio Ishii	Senior Managing Director of Tokio Marine & Nichido

Director	Hiroshi Amemiya	Managing Director of Tokio Marine & Nichido

Position	Name	Assigned duties or principal occupation
Standing Corporate Auditor	Shoji Ueno

Standing Corporate Auditor	Tetsuo Kamioka

Corporate Auditor	Shigemitsu Miki	Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Representative Director and Executive Vice President)	Katsuo Handa	Retired on June 28, 2005

(Director)	Shoji Ueno	Retired on June 28, 2005

(Director)	Yasuo Tago	Retired on June 28, 2005

(Director)	Yoichiro Iwama	Retired on June 28, 2005

(Standing Corporate Auditor)	Takehisa Kikuchi	Retired on June 28, 2005

(Standing Corporate Auditor)	Yukiteru Noji	Retired on June 28, 2005

(Corporate Auditor)	Iwao Hanaoka	Retired on August 16, 2005

(Corporate Auditor)	Kuniko Inoguchi	Retired on September 9, 2005

Notes:	1.	Messrs. Minoru Makihara, Masamitsu Sakurai and Dr. Haruo Shimada, Directors, are outside directors prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

	2.	Mr. Shigemitsu Miki, Corporate Auditor, is outside corporate auditor prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

11. Remuneration and other compensation to directors and corporate auditors

This item is not applicable since the Company does not provide for the reduction of liability of its directors and corporate auditors in its Articles of Incorporation.

12.	Stock acquisition rights

Stock acquisition rights currently issued

Name of the stock acquisition rights	The July 2005 Millea Holdings Stock Acquisition Rights (a stock option scheme under a stock-linked compensation plan)

Date of resolutions of issuance	Ordinary general meeting of shareholders and the meeting of the Company’s board of directors both held on June 28, 2005

Number of the stock acquisition rights issued	308

Class of shares to be issued upon exercise of the stock acquisition rights	Common stock

Number of shares to be issued upon exercise of the stock acquisition rights	308

Exercise price of the stock acquisition rights	1 yen per share

Note:    The above stock acquisition rights were issued without receipt of monetary consideration by the Company.

List of the stock acquisition rights issued with especially favorable terms to persons other than shareholders during the fiscal year ended March 31, 2006.

Names of persons who were allotted	The Company’s directors and corporate auditors
stock acquisition rights.	Kunio Ishihara	12	Tomochika Iwashita	8
The allotted number of stock acquisition	Yasuo Yaoita	7	Morio Ishii	7
rights is shown in the right hand side.	Tomohiro Kotani	6	Toshiro Yagi	6
	Hiroshi Amemiya	6	Shoji Ueno	4
	Tetsuo Kamioka	4	Sukeaki Ohta	3
	Minoru Makihara	1	Masamitsu Sakurai	1
	Haruo Shimada	1	Iwao Hanaoka	1
	Shigemitsu Miki	1	Kuniko Inoguchi	1

	Specific employees, etc.
	Tokio Marine & Nichido
	Hiroyuki Kato	8	Teruuki Shirakawa	7
	Shuzo Sumi	7	Toru Komiya	7
	Masayuki Hashimoto	6	Katsumi Kanda	6
	Shoji Sato	6	Hideo Nagatomo	6
	Ichiro Aratsu	6	Fudeji Hama	6
	Takuo Yoshimoto	6	Ichiro Matsumoto	6
	Toshiyasu Hioki	6	Takashi Ienaka	6
	Takeshi Nagai	6	Daisaku Honda	6
	Kense Matsumura	6	Masami Suzuki	6
	Toshiaki Ichikawa	6	Masao Miura	5
	Takeshi Omura	5	Toshiaki Yamase	5
	Tadahiko Miyazaki	5	Toru Ogata	5
	Tetsutaka Ito	5	Kiyoshi Moriyama	5
	Takashi Yagi	5	Takaaki Tamai	5
	Tsuyoshi Nagano	5	Norio Yamamoto	5
	Takaaki Yano	5	Kikuo Nakazato	5
	Seiichi Shimbo	5	Shin-ichiro Okada	5
	Akira Anzai	5	Hiroshi Yokotsuka	5
	Hiroshi Endo	5	Shigeshi Egashira	5
	Shinsaku Nomura	4	Kuniyuki Suda	4
	Katsuyoshi Miyajima	4	Kunio Ito	1
	Tokio Marine & Nichido Life
	Kunihiko Fukao	5	Hiroki Ida	5
	Kenji Omori	2	Hiroshi Sawabe	1
	Toshio Hashimoto	1

Class of shares to be issued upon exercise of the stock acquisition rights	Common stock

Number of shares to be issued upon exercise of the stock acquisition rights	The Company’s directors and corporate auditors 69 Specific employees, etc. 241 The number of shares to be issued upon exercise of each stock acquisition rights is one.

Exercise price of the stock acquisition rights	1 yen per share

Conditions for the exercise of the stock acquisition rights

The exercise period of the stock acquisition rights shall be from and including July 15, 2005 to and including June 30, 2035.

Any director or corporate auditor may exercise his/her stock acquisition rights that he/she holds only after he/she has retired from any position that he/she holds as a director (including a non-member of the board) or corporate auditor in each of Millea Holdings, Tokio Marine & Nichido Fire Insurance Co., Ltd. or Tokio Marine & Nichido Life Insurance Co., Ltd., respectively.

Each stock acquisition right may not be exercised in part.

Reasons and conditions for cancellation of stock acquisition rights	The Company may, at any time, cancel stock acquisition rights acquired and held by the Company, without paying any compensation.

Especially favorable terms of the stock acquisition rights	The stock acquisition rights shall be issued without receipt of monetary consideration by the Company.

Note: Allotted stock acquisition rights with especially favorable terms during the fiscal year ended March 31, 2006 are as follows:

Category	Number of allotted persons	Number of the stock acquisition rights	Class and number of shares to be issued upon exercise of the stock acquisition rights
Employees of the Company	—	—	—
Directors of the Company’s subsidiaries	15	84	Common stock 84 shares
Corporate auditors of the Company’s subsidiaries	5	14	Common stock 14 shares
Employees of the Company’s subsidiaries	27	143	Common stock 143 shares

13. Events that have occurred subsequent to the balance sheet date

(1)	As stated in item 8, “Acquisition, disposition and retention of the Company’s own shares,” the Company has repurchased its own shares subsequent to the close of the fiscal year ended March 31, 2006.

(2)	On April 1, 2006, pursuant to the corporate separation scheme under Japanese law, the Company acquired the business management function of Tokio Marine & Nichido with respect to The Nisshin Fire & Marine Insurance Co., Ltd. and made The Nisshin Fire & Marine Insurance Co., Ltd. its direct affiliate of the Company.

As a result of the above corporate separation, retained earnings increased in the amount of 6,281 million yen.

(3)	On April 19, 2006, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, entered into an agreement with major shareholders of a holding company that owns property and casualty insurance companies and life insurance companies in both Singapore and Malaysia to acquire their interests. Based on the agreement, Tokio Marine & Nichido acquired 14.66% interests of the holding company on May 18, 2006, for S$129 million (9,090 million yen). In addition, Tokio Marine & Nichido intends to acquire the majority share of the holding company around the beginning of 2007 subject to the approvals etc. of the authorities in the relevant countries.

The company to be acquired and the purpose of the acquisition are as follows:

- Company to be acquired:

Company name: Asia General Holdings, Limited

Head office: Singapore

Business lines: Holding company

Its major subsidiaries are as follows:

i) Property & casualty insurer in Singapore

Company name: The Asia Insurance Company Limited

Head office: Singapore

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2005): S$81 million (5,704 million yen)

Total assets (as of December 31, 2005): S$451 million (31,679 million yen)

ii) Property & casualty insurer in Malaysia

Company name: Asia Insurance (Malaysia) Berhad

Head office: Malaysia, Kuala-Lumpur

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2005): RM75 million (2,323 million yen)

Total assets (as of December 31, 2005): RM206 million (6,354 million yen)

iii) Life insurer in Singapore

Company name: The Asia Life Assurance Society Limited

Head office: Singapore

Business lines: Life insurance

Gross premium written (for the fiscal year ended December 31, 2005): S$204 million (14,363 million yen)

Total assets (as of December 31, 2005): S$1,782 million (124,958 million yen)

iv) Life insurer in Malaysia

Company name: Asia Life (M) Berhad

Head office: Malaysia, Kuala-Lumpur

Business lines: Life insurance

Gross premium written (for the fiscal year ended December 31, 2005): RM407 million (12,542 million yen)

Total assets (as of December 31, 2005): RM2,781 million (85,508 million yen)

- Purpose

The purpose is to further expand the insurance sales base that Millea Group has been building up in both Singapore and Malaysia, where the economy are expected to grow significantly.

- Further procedures

After having acquired a majority interest in AGH, Tokio Marine & Nichido expects to make a general offer to acquire the rest of AGH shares and the shares of The Asia Life Assurance Society Limited, AGH’s Singapore life insurance subsidiary, in accordance with relevant regulations in Singapore.

Note: The yen amounts have been translated at the currency rate as of May 18, 2006.

(4)	At the meeting of the Board of Directors held on May 19, 2006, the Company resolved a split of its shares of common stock, the introduction of a unit share system and the change of the number of shares constituting one unit in order to facilitate investment activities. The resolution is summarized below.

-Stock split

i) Record date for purposes of the stock split: September 29, 2006

ii) Effective date of the stock split: September 30, 2006

iii) Split ratio: A one to five hundred common stock split

iv) Number of additional shares to be issued in connection with the stock split: 841,837,326.25 shares

Total number of shares issued after the stock split: 843,524,375 shares

As-if financial information per share would be as follows, if the stock split were made at the beginning of the fiscal years ended March 31, 2005 and March 31, 2006, respectively.

	Fiscal year ended March 31, 2005		Fiscal year ended March 31, 2006
Net income per share	126.34	yen	163.08	yen
Net income per share (consolidated)	77.23	yen	105.96	yen

-Introduction of Unit Share System / Change of Number of Shares Constituting One Unit

On September 30, 2006, a unit share system will be introduced. One unit of shares shall consist of 500 shares. In addition, on October 2, 2006, the number of shares constituting one unit of shares will be changed from 500 shares to 100 shares.

(5)	The Company and its affiliate, The Nisshin Fire & Marine Insurance Co., Ltd., resolved at the both companies’ meetings of the Board of Directors held on May 19, 2006, that to further develop the alliance between the two companies and to strengthen the property and casualty insurance business of Millea Group, The Nisshin Fire & Marine Insurance Co., Ltd. will become a wholly-owned subsidiary of the Company by way of a stock-for-stock exchange, effective on September 30, 2006. The above resolutions are subject to the approval of such stock-for-stock exchange at the 99th ordinary general meeting of The Nisshin Fire & Marine Insurance Co., Ltd. to be held on June 28, 2006. After the stock-to-stock exchange, 0.126 shares of common stock of the Company will be allocated and delivered in exchange for one share of common stock of The Nisshin Fire & Marine Insurance Co., Ltd. The calculation of the stock-for-stock exchange ratio assumes that the stock split is implemented as proposed in (4) above.

14. Matters necessary for the Audit Committee to execute its duty

This item is not applicable since the Company has not adopted the committee structure.

15. Policy on determining remuneration for individual directors and executive officers

This item is not applicable since the Company has not adopted the committee structure.

16. Independent auditor’s fees

(Yen in millions)
(i) The total fees paid to the independent auditor by the Company and its subsidiaries	187

(ii) Of the above amount (i), the fees paid to the independent auditor as audit or audit related fees by the Company and its subsidiaries	149

(iii) Of the above amount (ii), the fees paid to the independent auditor by the Company	3

Note:	Amounts shown in (iii) above represent the aggregate amounts of remuneration to be paid to the independent auditor for their auditing services. Breakdown is not available as the remuneration amounts are determined on a lump-sum payment basis without a breakdown into separate remuneration amounts for auditing work in accordance with the Commercial Code and that in accordance with the Securities and Exchange Law.

17. Other important information regarding the Company

None.

(Japanese GAAP)

Non-Consolidated Balance Sheet

As of March 31, 2006

(Yen in millions)
Assets
Current assets	73,590
Cash, deposits and savings	43,230
Prepaid expenses	0
Deferred tax assets	532
Receivables	29,822
Others	4

Non-current assets	2,293,105
Tangible fixed assets	172
Building	138
Motor vehicles and transport equipment	1
Office equipment	32
Intangible fixed assets	0
Telephone right	0
Investments and other assets	2,292,932
Securities investments	778
Investments in subsidiaries	2,291,990
Deferred tax assets	66
Others	95

Total assets	2,366,696

Liabilities
Current liabilities	1,177
Accounts payable	235
Accrued expenses	13
Accrued income taxes	788
Accrued business office tax	3
Deposits received	12
Reserve for bonus	123
Fixed liabilities	117
Long-term accounts payable	117

Total Liabilities	1,294

Stockholders’ equity
Common stock	150,000
Capital surplus	1,761,533
Additional paid-in capital	1,511,485
Others	250,047
Earnings due to a decrease in common stock and additional paid-in capital	250,038
Margin of selling its own shares	9

Retained earnings	465,408
Voluntary reserve	304,994
General reserve	304,994
Unappropriated retained earnings	160,413
Treasury stock	(-)11,539

Total stockholders’ equity	2,365,401

Total liabilities and stockholders’ equity	2,366,696

(Japanese GAAP)

Non-Consolidated Statement of Income

For the fiscal year ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

(Yen in millions)
Ordinary Income and Expenses
Operating income and expenses
Operating income	143,103
Dividends from subsidiaries	140,473
Management fees from subsidiaries	2,624
Other operating income	5

Operating expenses	2,827
Underwriting and general administrative expenses	2,827

Operating profit	140,276

Non-operating income and expenses
Non-operating income	263
Interest earned	7
Commission earned	16
Compensation for Head Office’s relocation	188
Foreign exchange gains	47
Other non-operating income	2

Non-operating expenses	49
Transaction fee for repurchase of shares	49
Other non-operating expenses	0

Ordinary profit	140,489

Extraordinary Income and Expenses
Extraordinary Expenses	325
Loss on sale of fixed assets	2
Loss on removal of fixed assets	192
Other extraordinary expenses	130

Income before income taxes	140,164
Income taxes - current	2,102
Income taxes - deferred	(-)395
Net income for the year	138,457
Retained earnings carried forward to the next fiscal year	21,956
Unappropriated retained earnings at year end	160,413

Significant accounting policies

1.	Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to buildings) is computed using the declining-balance method principally over the following useful lives.

Equipment and furniture	3 to 15 years
Buildings	8 to 18 years

3.	Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues a reserve for employees’ bonuses based on the estimated amount of payments attributable to the fiscal year ended March 31, 2006.

4.	Lease transactions

Finance lease transactions other than those deemed to transfer the ownership of the leased property to the lessee are accounted for by a method similar to that applicable to ordinary lease transactions.

5.	Consumption taxes

Consumption taxes and local consumption taxes are accounted for by the tax-segregated method.

Changes in the significant accounting policies

The Company has adopted the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No. 6, October 31, 2003) for the fiscal year ended March 31, 2006. The application of the new accounting standards did not have impact on profit and loss of the Company for the fiscal year ended March 31, 2006.

Changes in the presentation

Due to the increase in financial impact of “foreign exchange gains,” the item has been stated separately from “Other non-operating income.” It had been categorized as a part of “Other non-operating income” in “Non-operating income” until the fiscal year ended March 31, 2005. The amount of “foreign exchange gains” was one million yen for the fiscal year ended March 31, 2005.

Notes to non-consolidated balance sheet

1.	The total amounts of monetary receivables and debts payable by the Company to its subsidiaries were 3,808 million yen and 59 million yen respectively.

2.	The total amount of long-term debts payable to the directors etc. was 117 million yen.

3.	The amount of accumulated depreciation of tangible fixed assets amounted to 93 million yen.

4.	Other than properties and equipment recognized in the balance sheet, principal assets used under lease contracts are computers.

5.	In the fiscal year ended March 31, 2006, treasury stocks were redeemed by utilizing other capital surplus (earnings due to a decrease in common stock and additional paid-in capital)

Number of treasury stocks redeemed: 40,000

Total amount of acquisition cost: 70,118 million yen

6.	All amounts are truncated.

Notes to non-consolidated statement of income

1.	Transactions with subsidiaries:

Operating income: 143,098 million yen

Operating expenses: 282 million yen

Transactions other than operating transactions: 1,009 million yen

2.	The amount of the other extraordinary expenses was the amount paid due to the termination of the retirement allowance plans for directors and corporate auditors.

3.	Net income per share of common stock for the fiscal year ended March 31, 2006 amounted to 81,541.70 yen based on the following figures.

Net income for the year: 138,457 million yen

Net income for the year related to shares of common stock: 138,457 million yen

Average number of shares outstanding for the year ended March 31, 2006: 1,697,997

4.	All amounts are truncated.

Copy of Independent Auditor’s Audit Report

Independent Auditors’ Report

(English Translation)

May 22, 2006

To the Board of Directors

Millea Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Taigi Ito, CPA
Designated and Executive Partner
Akira Yamate, CPA
Designated and Executive Partner
Susumu Arakawa, CPA
Designated and Executive Partner

We have audited, pursuant to Article 2, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of Millea Holdings, Inc. (hereinafter referred to as the “Company”) for the 2005 fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	The company applies “Accounting Standards for Impairment of Fixed Assets” and “Guidelines for Accounting Standards for Impairment of Fixed Assets” as is stated in “Changes in the significant accounting policies for consolidated financial statements.” We consider the changes are applied fairly in accordance with the introduction of the above accounting standards and guidelines in the fiscal year ended March 31, 2006.

(3)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4)	The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(5)	There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

Subsequent Events

The subsequent events stated in the business report will have material influence on the state of property and profit and loss of the Company in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

We provide the Company with such services, on a regular basis, that are permitted to be performed concurrently with our audit, in accordance with Article 2, paragraph 2 of the Certified Public Accountant Law.

Copy of Corporate Auditors’ Audit Report

Audit Report

Having received and examined reports from each Corporate Auditor on the methodologies as well as the results of the audit with respect to the performance by directors of their duties during the fiscal year from April 1, 2005 to March 31, 2006, and based on the consultations among our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, interviewed directors and employees with respect to the performance of their duties, inspected important decision-making documents and made investigation of the business activities and financial position of the Company. In addition, each Corporate Auditor received reports from the subsidiaries of the Company to investigate their business activities and financial position whenever necessary. We also received reports and explanations from independent auditors, and we examined the financial statements as well as the supplementary schedules thereto.

In addition to the method of audit mentioned above, we conducted a thorough investigation of the particulars of the relevant transactions, as we deemed necessary, by receiving reports from relevant directors and employees with respect to competing transactions by directors, transactions involving confliction interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own stock.

2. Results of Audit

(1)	We found the methodologies and the results of the audit conducted by the independent auditors, ChuoAoyama PricewaterhouseCoopers, to be appropriate.

(2)	We found the business report to present fairly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation of the Company.

(3)	We have nothing special to point out regarding the proposed appropriation of profit in light of the financial position of the Company and of other circumstances.

(4)	We found the supplementary schedules to the financial statements to present fairly the matters to be included therein and we have nothing special to point out.

(5)	In connection with the performance by directors of their duties, including those relating to subsidiaries of the Company, we found no dishonest act or violation of applicable laws and regulations or the Articles of Incorporation of the Company.

We found that there was no breach of duties on the part of the directors with respect to competing transactions by directors, transactions involving conflict of interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders as well as acquisition and disposition by the Company of its own stock.

May 24, 2006

Board of Corporate Auditors,

Millea Holdings, Inc.

Shoji Ueno, Standing Corporate Auditor

Tetsuo Kamioka, Standing Corporate Auditor

Shigemitsu Miki, Corporate Auditor

Note:

(a) ChuoAoyama PricewaterhouseCoopers is qualified to audit the financial statements of Millea Holdings, Inc. for the fiscal year ended March 31, 2006 as an independent auditor in spite of the sanction dated May 10, 2006 from Financial Services Agency during the period from July 1, 2006 to August 31, 2006.

(b) Mr. Shigemitsu Miki is an outside corporate auditor prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Exhibit 3

(Accompanying Documents to Notice of Convocation of the 99th Ordinary General Meeting of Shareholders)

Financial Reports

for the Fiscal Year Ended March 31, 2006

From: April 1, 2005

To: March 31, 2006

Business Report for the fiscal year ended March 31, 2006

Balance Sheet as of March 31, 2006

Statement of Income for the fiscal year ended March 31, 2006

Proposed Appropriation of profit for the fiscal year ended March 31, 2006

Copy of Independent Auditor’s Audit Report

Copy of Corporate Auditors’ Audit Report

The Nisshin Fire and Marine Insurance Company, Limited

Millea Holdings and Nisshin Fire are Japanese companies. Information distributed in connection with the proposed stock-for-stock exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the transaction, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Nisshin Fire otherwise than under the stock-for-stock exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.

1

Business Report for the Fiscal Year Ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

1. Business Developments and Results

In the fiscal year ended March 31, 2006, the Japanese economy continued to enjoy well-balanced growth in both domestic and foreign demand, as production activities in the corporate sector remained at a high level bolstered by brisk overseas demand and a recovery in corporate performance favorably affected consumption in the private sector, while income and the employment environment showed further improvement.

The property and casualty insurance sector continued to be fiercely competitive. The underlying tendency of the sector, however, is gradually recovering, as the sales of such major products as fire insurance being favorable.

Under such circumstances, we have continued to carry out various measures to realize our corporate philosophy, i.e., “to offer customer-oriented assurance and compensation and become a retail property and casualty insurance company that is the closest to and trusted by customers.”

We established a three-year medium-term management plan in the fiscal year ended March 31, 2006 after reviewing our entire operations from the customer’s point of view to gain even stronger support from customers in the retail market and establish a sound financial foundation. Under this plan, the core of which is the 2nd phase of our retail strategy, we promoted the establishment of a new customer-oriented business model supported by four elements: sales network, products, claims adjustment services and organization management.

For the sales network, we promoted to win the trust of customers. Specifically, we strove to establish and maintain “Customer Trust Standards,” which were established as the standard for business operations at agent(s) based upon customer opinions. Also, we endeavor to fortify the agent(s) network that is trusted by customers by developing and fostering agent(s) that function as points of direct contact with customers. These efforts brought about steady results, as shown by higher premium growth rates at agent(s) that achieved the standards to a greater degree. We will continue our efforts to realize the even and courteous treatment of customers.

With regard to products, we promoted the establishment of product sales methods that may provide satisfaction and assurance to customers. Namely, we developed the Contract Detail Confirmation Map and Accident Simulating Tool for policyholders of automobile insurance.

2

The Contract Detail Confirmation Map is a tool to visually explain basic matters to be confirmed as well as excesses or deficiencies in coverage. It is used to supplement the explanation given by an agent(s) and allows policyholders to consider how their renewed policies should be by checking the details of current policies. We commenced providing this tool to policyholders of the Valuable Automobile Policy (VAP) whose policies came to renewals in and after January of this year, and we plan to gradually expand the range of insurance products covered by this tool. Accident Simulating Tool aims to offer policyholders a better understanding of actions to be taken if he/she were involved in an accident as well as the structure of automobile insurance through a motor accident simulation.

As for claims adjustment services, we promoted to provide policyholders more freedom from anxiety in case of an accident. Specifically, we formulated Commitment to Our Customers so that desirable measures can be taken from the policyholders’ and victims’ points of view. In addition, we have a Four-Call System for the Peace of Mind of Policyholders (assuring call, return call, progress call and solution call), under which the staff member in charge promptly make direct phone calls to the policyholders involved in a car accident as part of our efforts to offer customized services.

In addition, we accept accident reports 24 hours a day at the Telephone Service Center while offering road services through Driving Support 24. We have also started providing initial responses to car accidents on holidays at the Safety Service Center in October of last year. The Natural Disaster Claims Adjustment Service System was put into operation last September, aiming to offer prompt and efficient claims adjustment services in case of a large-scale disaster. As such, we continue to endeavor to enhance services to offer greater peace of mind in case of an accident or a trouble.

With regard to organization management, we promoted a company-wide CS campaign called the Customer Satisfaction Improvement Campaign to ensure that precious opinions and requests from customers are reflected in the management of the company and operation of business. In addition, various measures have been taken to cope promptly and appropriately with consultations and complaints.

As for overall business management, efforts have been made to clarify management responsibility, make prompt decisions, and further strengthen the management monitoring function to improve corporate governance. To clarify management responsibility in each fiscal year, the term of office for directors was set at one year while the executive officer system was introduced to foster prompt management decision making and to further clarify the responsibility of the management, under which various measures were taken.

3

As for compliance, the Compliance Committee created a compliance manual and established a scheme while all staff members of the company addressed the issue according to the compliance program mapped out each business year. In the meantime, the Personal Information Protection and Management Committee strove to establish and infiltrate basic rules concerning personal information protection throughout the company, making all-out efforts to overcome various issues.

The Risk Management Committee grasps the risk management conditions of various categories, such as insurance underwriting risks and asset management risks, while striving to strengthen integrated risk management for precise understanding of the risk volume affecting the business of the company as a whole. Risk Management Department was organized in August of last year as a specialized division to manage various risks in a cross-sectional and comprehensive manner, aiming to strengthen the risk management system.

As a result of taking the above-mentioned measures and other efforts toward the development of our business, the results in the fiscal year ended March 31, 2006 are as follows.

Ordinary income decreased 10.9 billion yen year-on-year, to 172.7 billion yen. In the meantime, ordinary expenses declined 11.0 billion yen, to 167.4 billion yen, reflecting a decrease in underwriting expenses due to decreased claims payment relating to typhoons, etc. Consequently, ordinary profit increased 0.1 billion yen from the previous term, to 5.3 billion yen.

We reported extraordinary losses of 0.5 billion yen, resulting in a net income of 2.9 billion yen after deducting income taxes (current and deferred).

Solvency margin ratio, an important indicator to assess the soundness of the management of insurance companies, remained at a favorable level of 1,132.5%.

The company received administrative disposition (business improvement order) as of November 25, 2005, under the Insurance Business Law concerning the failure to pay fringe claims that can be paid together with basic claims payment. We sincerely apologize for causing such an incident and troubling our customers and related parties despite our daily efforts to enhance accident related services.

We take the disposition seriously, and all staff members will endeavor to prevent reoccurrence. Also, we will strive to recover the trust of customers and related parties as soon as possible by making all-out efforts once again to realize our corporate philosophy of offering “customer-oriented assurance and compensation.”

4

Summaries of insurance underwriting, by insurance lines of business and of asset management, are shown below.

Summary of Insurance Underwriting

Of the underwriting income of 162.3 billion yen, net premiums written, including all insurance lines of business, slipped 0.3 billion yen, or 0.2%, year-on-year, to 144.6 billion yen, despite an increase in profit from fire insurance as a result of promoting the development of a solicitation channel consisting mainly of career agents and agent(s) with a side job. This was because gross premiums failed to grow due to, among others, reduced income from compulsory automobile liability insurance and automobile insurance as a result of a revision to premium rates. Of the underwriting expenses of 137.2 billion yen, net claims paid for all lines of business, decreased 6.4 billion yen to 78.1 billion yen, resulting in a net loss ratio of 59.0%, down 4.4 percentage points compared with those of previous term. Underwriting and general administrative expenses increased 1.0 billion yen, to 27.4 billion yen, partly due to IT-related investments for the implementation of the medium-term management plan, which started from this term. On the other hand, agent(s) commissions and brokerage fell 0.2 billion yen. Consequently, the expense ratio was 36.5%. After adjustments of deposit premiums from policyholders, maturity refunds to policyholders, provision for outstanding claims, provision for underwriting reserves, etc., insurance underwriting profit was a deficit of 2.4 billion yen.

Summary by Insurance Lines of Business

Net premiums written from fire insurance increased 2.0 billion yen, or 8.8%, to 24.6 billion yen. The net loss ratio went down 33.6 percentage points, to 42.7%.

Net premiums written from marine insurance decreased 4.1%, to 1.0 billion yen. The net loss ratio went up 9.3 percentage points, to 59.5%.

Net premiums written from personal accident insurance decreased 0.2 billion yen, or 2.7%, to 10.9 billion yen. The net loss ratio went down 0.5 percentage point, to 43.8%.

Net premiums written from automobile insurance decreased 0.9 billion yen, or 1.3%, to 76.0 billion yen. The net loss ratio went up 0.9 percentage point, to 64.0%.

Net premiums written from compulsory automobile liability insurance decreased 0.2 billion yen, or 0.9%, to 22.3 billion yen. The net loss ratio went up 9.3 percentage points, to 69.4%.

Net premiums written from other insurance products, mainly liability insurance, movables comprehensive insurance, workers’ compensation insurance, and transportation insurance, decreased 0.8 billion yen, or 8.0%, to 9.6 billion yen. The net loss ratio went down 10.7 percentage points, to 55.2%.

5

Summary of Asset Management

Total assets as of the end of this term stood at 517.7 billion yen, representing an increase of 24.6 billion yen from the level at the previous year-end. Of these, investment assets were 466.7 billion yen, an increase of 35.2 billion yen.

In managing assets, we aimed to secure a steady investment profit in consideration of safety, profitability, and liquidity while making all-out efforts toward risk management. As a result, interest and dividends received grew 0.9 billion yen, or 14.9%, year-on-year, to 7.6 billion yen. Investment income after adjustments of profit on the sale of securities, transfer of investment income on deposit premiums, etc., was 9.8 billion yen, up 3.8 billion yen. On the other hand, investment expenses decreased 0.5 billion yen from the previous term’s level, to 1.1 billion yen, reflecting decreases in loss on sale of securities, loss on redemption of securities, and so forth.

Issues to Be Addressed by the Company

The Japanese economy is expected to continue enjoying a steady recovery, mainly due to stronger demand in the private sector, including personal consumption and capital investment, although there may be some elements of uncertainty about the development of overseas economies, oil prices, and so forth.

In the property and casualty insurance sector, competition is expected to become even severer, as insurance companies try to provide greater satisfaction to customers who purchase their products and services. Also, it has become necessary for insurance companies to fortify their underwriting capability to cope with frequent natural disasters.

To cope with such circumstances of today, we intend to sincerely review our insurance business thus far and continue making active efforts to promote the 2nd phase of the retail strategy, under the three-year medium-term management plan that started from this term. We will establish and continuously improve a truly customer-oriented business model by promoting the establishment of a sales network to win the trust of customers, offering products that are comprehensive and satisfactory to customers, offering greater peace of mind in case of an accident, and establishing organization management based on customers and the market to secure our presence and growth potential in the retail market.

For the further improvement and strengthening of internal control, we are striving to fortify a structure to promote compliance and manage comprehensive risks, secure the trustworthiness of financial reports, and make operations even stricter while addressing various issues, including the fostering of human resources, reforming of business infrastructure, strengthening of income and expense management, fortifying of asset management, and fulfillment of CSR, aiming to fortify the infrastructure supporting the retail strategy.

6

At the same time, we will make active efforts to increase contingency reserve, etc., aiming to further improve our claims payment ability in preparation for the anticipated increase of huge natural disasters.

We intend to establish an unshakable position in the retail market through these efforts, and all staff members are ready to continue striving to make the company a property and casualty insurance company that is the closest to and trusted by the customers, and selected by customers as a friendly and warm company for the people.

(NOTE)

The figures in this report (including the following tables) are presented or have been calculated as follows.

(1) The amounts of insurance premiums, etc., and the number of stocks have been truncated. Growth rates, etc. have been rounded to the nearest tenth.

(2) Net loss ratio = (net claims paid + loss adjustment expenses) / net premiums written

(3) Net business expense ratio = (agent(s) commissions and brokerage + underwriting and general administrative expenses)/ net premiums written

7

2. Four Year Summary of Operations and Assets

	FY2002	FY2003	FY2004	FY2005
	Yen in millions	Yen in millions	Yen in millions	Yen in millions
Net premiums written	149,067	149,422	144,962	144,620
Fire insurance	24,295	25,219	22,684	24,689
Marine insurance	1,237	1,045	1,046	1,004
Personal Accident	11,853	11,422	11,229	10,931
Automobile insurance	82,066	78,653	76,986	76,015
Compulsory automobile liability insurance	18,376	22,146	22,522	22,320
Others	11,238	10,934	10,493	9,658
Interest and dividend income	6,952	6,398	6,694	7,692
Underwriting profit (loss)	7,692	6,122	1,793	(2,496)
Ordinary profit	4,849	8,819	5,254	5,359
Net income	2,317	3,010	2,659	2,943
Loss ratio	53.9%	53.9%	63.4%	59.0%
Expense ratio	35.4%	35.1%	35.9%	36.5%

Total investments	405,667	419,943	431,478	466,750
Total assets	482,374	485,133	493,070	517,768

Net income per share of common stock	12.56 yen	17.76 yen	16.79 yen	15.64 yen

Notes:	1.	Total investments are composed of deposits and savings, monetary claims purchased, securities, loans and land and buildings.
	2.	Net income per share of common stock is computed as:

Net income - Bonus payable to directors
Average number of shares outstanding during each fiscal period (on a weighted average basis) (*)

(*)	The historical average numbers of shares outstanding during each fiscal period are 184,427 thousand in the fiscal 2002, 169,506 thousand in the fiscal 2003, 158,408 thousand in the fiscal 2004 and 188,226 thousand in the fiscal 2005.

Note that the above indicator excluds from the number of treasury stock.

3. Branches, etc. and agents

	As of March 31, 2005	As of March 31, 2006	Increase (decrease)
	Offices	Offices	Offices
Sales Departments	21	21	—
Branches	69	69	—
Sub-branches	41	41	—
Sales offices	5	5	—
Offices	18	17	(1)
Overseas branches	—	—	—
Overseas representative offices	1	1	—

Total	155	154	(1)

Agents	16,581	16,950	369
Overseas agents	—	—	—

Total	16,581	16,950	369

8

4. Employees

	As of March 31, 2005	As of March 31, 2006	Increase (decrease)	As of March 31, 2006
				Average age of employees	Average length of service of employees	Average amount of monthly salaries for employees
	Persons	Persons	Persons	Years old	Years	Thousand yen
Staffs	2,502	2,629	127	39.8	10.3	366
Sales employees	10	5	(5)	48.3

Notes:	1.	Staffs do not include director employees and employees on leave.
	2.	“Average amount of monthly salaries” is the average amount of ordinary monthly salaries in March 2006 and includes overtime allowances but does not include bonuses.
	3.	As for average age and average length of service of employees, numbers smaller than 0.1 are truncated.

5. Common Stock (As of March 31, 2006)

Total number of shares authorized to be issued	389,957 Thousand shares
Total number of shares issued	212,696 Thousand shares
Total number of shareholders	10,269 Persons

Note:	The number of shares issued increased by 23,537,000 shares due to the conversion of convertible bonds into common stock during the fiscal year ended March 31, 2006.

6. Major Shareholders (As of March 31, 2006)

Shareholders	Capital contribution to the Company		Capital contribution by the Company to major shareholders
	Number of shares held	Ratio of shares held	Number of shares held	Ratio of shares held
	Thousand shares	%	Thousand shares	%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	58,621	27.6	—	—
Fukoku Mutual Life Insurance Co.	8,500	4.0	—	—
North Pacific Bank, Ltd.	7,801	3.7	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	7,798	3.7	—	—
Meiji Yasuda Life Insurance Co.	7,182	3.4	—	—
Goldman Sachs International	6,316	3.0	—	—
Shizuoka Bank, Ltd.	6,303	3.0	10,102	1.4
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,166	2.4	—	—
Employee stock ownership group of Nisshin Fire	4,179	2.0	—	—
The Chase Manhattan Bank, N.A. London	3,915	1.8	—	—

Notes:	1.	Tokio Marine & Nichido Fire Insurance Co., Ltd. is a wholly-owned subsidiary of Millea Holdings, Inc. The shares of The Nisshin Fire and Marine Insurance Company, Limited were transferred to Millea Holdings, Inc. in April 2006, pursuant to a corporate separation agreement entered into between Millea Holdings, Inc. and Tokio Marine & Nichido Fire Insurance Co., Ltd.
	2.	The Company holds 3,320 shares (0.8%) of common stock of Sapporo Hokuyo Holdings, Inc., which has a 100% equity stake in North Pacific Bank, Ltd.
	3.	In addition to the above, the Company also holds 3,320 shares (0.8%) of common stock of Sapporo Hokuyo Holdings, Inc. in the employee pension trust account with Mitsubishi UFJ Trust and Banking Corporation. Although the holder of record in the shareholder registry is Mitsubishi UFJ Trust and Banking Corporation, the Company reserves the voting rights.
	4.	The number of shares actually held by Meiji Yasuda Life Insurance Co. is 7,181 thousand shares.

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7. Acquisition, Disposition and Retention of the Company’s Own Shares

(1) Acquisition:
Common stock	103,832 shares
Total amount	46,928 thousand yen

(2) Disposition:
Common stock	6,553 shares
Total amount	2,889 thousand yen

(3) Number of treasury stocks held as of fiscal year end:
Common stock	2,270,354 shares

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8. Directors and Corporate Auditors (As of March 31, 2006)

Position	Name	Assigned duties or principal occupations
Representative Director and Chairman of the Board	Michio Noda

Representative Director and President	Hiroshi Miyajima	General Manager of Marketing Promotion Headquarters

Representative Director and Senior Managing Director	Makoto Mizukami

General Manager of Business Process Controlling Headquarters

In charge of Personnel Planning Department, Agency Supporting Department, Customer Service Department, Hokkaido Production Department, Tohoku Business Control Headquarters, Kyushu Business Control Office

Managing Director	Yoshitsugu Tada	In charge of Internal Audit Department, Corporate Accounting Department, Corporate Administration Department, Investment Department, Reinsurance & International Department, Kanagawa Production Department, Metropolitan Claims Service Department 3

Managing Director	Takao Yano	In charge of General Underwriting Department, Claims Management Department, Risk Consulting Department, Shizuoka Production Department

Director	Masayoshi Komagata	General Manager of Nishi Nihon Business Control Headquarters In charge of Shikoku Production & Claims Service Department

Director	Ryohei Fukushima	In charge of Tokai Business Control Headquarters, Production Department 1, Production Department 2, Yokohama Automobile Industry Production Department, Nagano Production Department, Niigata Production Department, Hokuriku Production Department, Hokuetsu Claims Service Department

Director	Masayuki Tokumoto

Deputy General Manager of Business Process Controlling Headquarters and General Manager of Business Process Controlling Office

In charge of Risk Management Department, Corporate Planning Department, IT Systems Department, Office Procedures & Data Processing Department, Compliance Department, Higashi-Nihon Underwriting Department, Nishi-Nihon Underwriting Department

Director	Kazuo Kozuki

Deputy General Manager of Marketing Promotion Headquarters and General Manager of Metropolitan Business Control Headquarters

In charge of Marketing Promotion Department, Business Development Department, Marketing Staff Training Center, Agency IT System Support Center

Director	Emi Ohsono	Associate Professor, Graduate School of International Corporate Strategy, Hitotsubashi University

Standing Corporate Auditor	Makoto Takahashi

Standing Corporate Auditor	Yoshiharu Hagiwara

Corporate Auditor	Kunio Ohshima	Managing Director of Fukoku Mutual Life Insurance Company

Corporate Auditor	Kazuyuki Hirao	Corporate Auditor (Non-Standing) of Riken Light Metal Industry Company Limited Corporate Auditor (Non-Standing) of SUMIYA Company Limited

(Standing Corporate Auditor)	Katsuhiko Seto	Retired on June 29, 2005

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Notes:	1.	Ms. Emi Ohsono, Director, is an outside director prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.
	2.	Messrs. Kunio Ohshima and Kazuyuki Hirao, Corporate Auditors, are outside corporate auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.
	3.	The Company adopted the executive officer system. As of March 31, 2006, Executive Officers of the Company are Hiroshi Miyajima (President); Makoto Mizukami (Senior Managing Executive Officer); Yoshitsugu Tada, Takao Yano, Masayoshi Komagata, Ryohei Fukushima, Masayuki Tokumoto and Kazuo Kozuki (Managing Executive Officers); Katsuaki Ariga, Shigeo Akimoto, Susumu Itaya, Senji Matsumoto and Masatomo Fukuyama (Executive Officers).

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9. Parent Company and Major Subsidiaries (As of March 31, 2006)

(1) Parent Company

None

(2) Major Subsidiaries

Company name	Location	Major business	Date of incorporation	Paid-up capital (Yen in millions)	Ratio of Millea Holdings’ voting rights	Others
Nisshin Fire Claims Service Co., Ltd.	Chiyoda-ku, Tokyo	Survey and adjustment of insurance claims	April 1, 1970	20	100%	—
Nisshin Insurance Guernsey PCC Limited	UK Guernsey, Channel Islands	Property and Casualty insurance	February 16, 2000	700	100%	—

Notes:	1.	The above list contains subsidiaries and/or affiliates deemed to be material among subsidiaries as defined in Article 2, Paragraph 12 of the Insurance Business Law, and non-subsidiaries among subsidiaries, etc. as defined in Article 2-3, Paragraph 2 of the Enforcement Regulation of the Insurance Business Law, and/or affiliates as defined in Article 2-3, Paragraph 3 of the Enforcement Regulation of the Insurance Business Law.
	2.	The total ordinary income of the above two subsidiaries (sales, if the subsidiary is other than insurance company) is 2,979 million yen and the total net income thereof is 334 million yen.
	3.	The paid-in capital of Nisshin Insurance Guernsey PCC Limited is dominated in Japanese Yen.

Summary	of important business cooperation

The Company and Tokio Marine & Nichido Fire Insurance Co., Ltd. entered into a business alliance and capital-affiliation agreement in March 2003 to help the Company achieve sound operational bases in the retail market. As part of the business alliance, the two companies have cooperated in products, sales, services, operations and systems, etc. Although the ownership of the shares of the Company was transferred to Millea Holdings, Inc. in April 2006, there is no change in the cooperation in insurance business between Tokio Marine & Nichido Fire Insurance Co., Ltd. and the Company.

The Company also tied up with Fukoku Mutual Life Insurance Company in July 1996. Both companies are cooperating in introducing customers with each other and Fukoku Mutual Life Insurance Company acts as sales distributor to solicit and distribute non-life insurance products of the Company.

10. Compensation to directors and auditors

This item is not applicable since the Company does not provide for the reduction of liability of its directors and auditors in its Articles of Incorporation.

11. Stock acquisition rights

This item is not applicable since the Company has not issued any stock acquisition rights.

12. Events that have occurred subsequent to the balance sheet date

On May 19, 2006, the Company and Millea Holdings, Inc. agree with the managent integration via stock-for-stock exchange effective September 30, 2006, subject to the approval of general ordinary meeting of the Company. Upon exchange of shares where 0.126 shares of common stock of Millea Holdings, Inc. will be allocated and delivered in exchange for one share of common stock of the Company, the Company will become a wholly-owned subsidiary of Millea Holdings, Inc.

Note: Millea Holdings, Inc. plans to split one share of its common stock into 500 shares on September 30, 2006, the day when the stock-for-stock exchange will become effective. The calculation of the stock-for-stock exchange ratio assumes that the stock split is implemented as proposed.

13

13. Matters necessary for the Audit Committee to execute its duty

This item is not applicable since the Company has not adopted the committee structure.

14. Policy on determining remuneration for individual directors and executive officers

This item is not applicable since the Company has not adopted the committee structure.

15. Independent auditors' fees

(Yen in millions)
(1) The total fees payable to the independent auditors by the Company and its subsidiaries	41
(2) Of the above amount (i), audit fees payable to the independent auditors by the Company and its subsidiaries	33
(3) Of the above amount (ii), audit fees payable to the independent auditors by the Company (Note)	33

Note:	The agreement between the Company and the audit corporation does not clearly distinguish the amount of fees payable to audit services of accounting auditors as defined in the former “Law for Special Provisions for the Commercial Code concerning Audits, etc. of Joint Stock Companies” from the amount of fees payable to audit services as defined in the Securities and Exchange Law of Japan, and such breakdown is not available. Therefore, the above amount represents the total amount of audit fees.

16. Other important information regarding the Company

None.

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Non-Consolidated Balance Sheet

As of March 31, 2006

(Yen in millions)

Item	Amount
Assets
Cash, deposit and savings:	52,373
Cash	153
Deposit and savings	52,220
Monetary receivables bought	5,950
Securities:	307,669
Government bonds	21,096
Municipal bonds	1,107
Corporate bonds	50,954
Stocks	132,516
Foreign securities	76,290
Other securities	25,704
Loans:	64,666
Policy loans	772
Financial loans	63,893
Property and equipment:	38,088
Land	20,670
Buildings	15,572
Furniture and fixtures	1,846
Other assets:	44,440
Premiums receivable	37
Home agents’ balances	8,940
Amounts due from other home insurance companies for co-insurance	390
Amounts due from other home insurance companies for reinsurance	6,037
Amounts due from other foreign insurance companies for reinsurance	1,434
Accounts receivable	8,894
Accrued income	451
Deposit receivable	1,395
Deposit with The Japan Earthquake Reinsurance Company	8,988
Suspense payments	4,091
Financial derivative instruments	135
Deferred hedge losses	690
Sundry assets	2,952
Deferred tax assets	5,225
Reserve for bad debts	(646)

Total assets	517,768

Liabilities and stockholders’ equity
Underwriting funds:	372,597
Outstanding claims	41,767
Underwriting reserve	330,829
Other liabilities:	14,067
Amounts due to other home insurance companies for co-insurance	551
Amounts due to other home insurance companies for reinsurance	5,826
Amounts due to other foreign insurance companies for reinsurance	870
Accrued taxes	1,636
Deposit payable	531
Deferred income	52
Accounts payable	1,145
Suspense receipts	3,278
Financial derivative instruments	115
Deferred hedge gains	56
Sundry liabilities	2
Reserve for retirement benefits	2,508
Reserve for employees’ bonuses	685
Reserve for price fluctuation	3,272

Total liabilities	393,130

Stockholders’ equity
Common stock	20,389
Capital surplus	16,502
Additional paid-in capital	12,620
Others	3,882
Margin of selling its own shares	3,882
Retained earnings:	37,868
Surplus reserve	5,235
Voluntary reserve	28,137
Special reserve	20,340
Dividend reserve	6,000
Reserve for accelerated depreciation on immovable properties	1,596
Reserve for special account for accelerated depreciation on immovable properties	200
Unappropriated retained earnings ( Net income 2,943 )	4,495
Net unrealized gains on securities	50,804
Treasury stock	(927)
Total stockholders’ equity	124,638

Total liabilities and stockholders’ equity	517,768

15

Notes	1.	Valuation standards and methods for marketable securities:

(1) Investments in subsidiaries and affiliates, etc. are stated at cost being determined by the moving average method.

(2) Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

(3) Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

	2.	Derivative financial instruments are accounted for by the mark-to-market method.

	3.	Depreciation of property and equipment is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

	4.	Foreign currency dominated assets and liabilities are translated into Japanese yen based on the Accounting Standards for the Translation of Foreign Currency Transactions and Foreign Currency Financial Statements.

	5.	In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance as follows:

For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the financial statements.

In addition, all claims are assessed initially by the operational departments and risk evaluation departments based on internal rules for self-assessment of asset quality. The internal audit department, which is independent from the above departments, reviews these self-assessments.

16

6.	Allowance for employee retirement benefits represents the future payment for pension and retirement to employees, and is calculated and provided for based on the projected benefit obligations and the estimated pension plan assets at the fiscal year end.

Prior service costs are charged to expenses from the following fiscal year by using the straight-line method based upon a certain term within the average remaining service years of the employees when incurred.

Actuarial differences are charged to expenses from the following fiscal year by using the straight-line method based upon a certain term within the average remaining service years of the employees when incurred.

In addition, in order to prepare for payment of the retirement benefit for retiring directors, allowance of 466 million yen is made to cover payment as of the end of this fiscal year based on company policy for retirement benefit for retiring directors. This allowance is made based on Article 43 of Commercial Code Enforcement Regulation.

7.	Allowance for bonus payments is calculated and provided for based on estimated amounts of future payments of employee bonus as of the end of this fiscal year.

8.	Reserve for price fluctuation is accounted for under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

9.	The Company uses deferred hedge accounting for the purpose of hedging exchange risk associated with the acquisition of foreign currency dominated bonds. Gains (losses) from hedging instruments are presented as deferred hedge gains (loses).

10.	Consumption tax, etc. is accounted for by tax-excluded method. However, loss adjustment expenses, operation expenses, general administration expenses and other relevant expenses are subject to the tax-included method. In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

17

11.	The Company accounts for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

12.	Capitalized costs for internal-use software are amortized on a straight-line basis over the estimated useful life (five years).

13.	(1)	Of all of accruing loans and receivables, there are no loans to borrowers in bankruptcy. The amount of past due loans is 96 million yen. To avoid doubt, loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectability either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

In addition, past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

	(2)	Of all of accruing loans and receivables, there are no loans contractually past due for three months or more. To avoid doubt, loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

	(3)	Of all of accruing loans and receivables, the amount of restructured loans is 176 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

	(4)	The total amount of loans to borrowers in bankruptcy, past due loans, loans contractually past due for three months or more and restructured loans is 272 million yen.

14.	Of all of accruing loans and receivables, the total outstanding principal amount, which was purchase-of-participating-right under the loan-participation agreement treated as assignment of the original loan and was accounted for as loans to the original borrowers, is 1,000 million yen as of March 31, 2006.

18

15.	Accumulated depreciation of fixed property and other tangible assets amounts to 22,297 million yen and advanced depreciation of such assets is 5,966 million yen.

16.	The amount of net assets as defined in Article 17-3, paragraph 1, item 3 of the Enforcement Regulation of the Insurance Business Law is 50,928 million yen.

17.	Monetary claims against subsidiaries are 61 million yen, and money owed to subsidiaries are 80 million yen.

18.	Investments in subsidiaries are 3,580 million yen.

19.	The value of security pledged assets totals 1,086 million yen in savings deposits. The pledge is provided for the purpose of securing a letter of credit.

20.	Outstanding claim reserve is comprised of the items below:

Outstanding claim reserve (before deducting reserve for reinsurance; excluding item (B))	38,819 million yen
Reserve for reinsurance provided for the above	2,470 million yen

Net of reinsurance (A)	36,348 million yen

Outstanding claim reserve for earthquake insurance and compulsory automobile liability insurance (B)	5,419 million yen

Total (A+B)	41,767 million yen

21.	Underwriting reserve is comprised of the items below:

Unearned premium reserve (before deducting reserve for reinsurance)	116,352 million yen
Reserve for reinsurance provided for the above	3,288 million yen

Net of reinsurance (A)	113,064 million yen
Other underwriting reserves (B)	217,765 million yen

Total (A+B)	330,829 million yen

22.	The unutilized amount of committed facilities is 9,453 million yen.

19

23.	Matters concerning retirement benefits are as follows:

	(1)	Projected retirement benefit obligation and its breakdown:

a. Projected retirement benefit obligation	(22,247 million yen	)

b. Pension assets	10,092 million yen

c. Retirement benefit trust	18,757 million yen

d. Unfunded retirement benefit obligation (a+b+c)	6,603 million yen

e. Unrecognized actuarial difference	(4,932 million yen	)

f. Unrecognized prior service cost	(974 million yen	)

g. Net amount reported on balance sheet (d+e+f)	696 million yen

h. Prepaid pension cost	2,738 million yen

i. Allowance for employee retirement benefits (g – f)	(2,041 million yen	)

(2)	Basis of calculation for retirement benefit obligation

Periodic allocation	Straight-line method
Discount rate	2.0%
Expected rate of investment returns	2.0%
Amortization of unrecognized prior service cost	12 years
Amortization of unrecognized actuarial loss	12 years

(3)	Followings are breakdown of allowance for employee retirement benefits in lump-sum retirement distribution plan, qualified pension plan and in-house pension plan as of March 31, 2006 (including the value equal to allowance for employee retirement benefits relevant to employee pension trust among the pension assets):

	Lump-sum retirement distribution	Qualified pension plan	In-house pension plan	Total
	million yen	million yen	million yen	million yen
Allowance for employee retirement benefits (before deducting pension assets)	(5,601)	251	(5,369)	(10,719)
Pension assets in employee pension trust	3,560	1,728	6,126	11,415
Allowance for employee retirement benefits (net)	(2,041)	—	—	(2,041)
Prepaid pension cost (net)	—	1,980	757	2,738

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24.	Total deferred tax assets are 36,615 million yen and total deferred tax liabilities are 30,963 million yen. In addition, the valuation allowance deducted from deferred tax assets amounts to 427 million yen.

Deferred tax assets are mainly attributable to underwriting reserve of 27,282 million yen, allowance for employee retirement benefits of 3,971 million yen, loss from securities revaluation of 1,259 million yen, software of 1,170 million yen, and reserve for price fluctuation of 1,184 million yen.

Deferred tax liabilities are mainly attributable to evaluation adjustments of other securities of 28,826 million yen.

25.	All amounts are truncated.

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Non-Consolidated Statement of Income

For the fiscal year ended March 31, 2006

(Yen in millions)

Item	Amount
Ordinary income and expenses
Ordinary income	172,776
Underwriting income	162,385
Net premiums written	144,620
Deposit premiums from policyholders	13,599
Investment income on deposit premiums from policyholders	3,208
Reversal of underwriting reserves	910
Foreign exchange gains	23
Other underwriting income	23
Investment income	9,896
Interest and dividends received	7,692
Profits on sale of securities	4,237
Profits on redemption of securities	586
Profits on derivatives	285
Foreign exchange gains	51
Other investment income	251
Transfer of investment income on deposit premiums from policyholders	(3,208)
Other ordinary income	494

Ordinary expenses	167,417
Underwriting expenses	137,295
Net claims paid	78,126
Loss adjustment expenses	7,267
Agency commissions and brokerage	25,374
Maturity refunds to policyholders	25,114
Dividends to policyholders	5
Provision for outstanding claims	1,294
Other underwriting expenses	111
Investment expenses	1,187
Losses on sale of securities	1,038
Losses on revaluation of securities	84
Losses on redemption of securities	7
Other investment expenses	56
Underwriting and general administrative expenses	28,611
Other ordinary expenses	322
Interest paid	1
Provision of allowance for bad debts	18
Losses from bad debts	0
Other ordinary expenses	303

Ordinary profit	5,359

Extraordinary gains and losses
Extraordinary gains	479
Profit on sale of other properties	479
Extraordinary losses	1,062
Losses on sale of other properties	311
Losses on impairment	311
Provision for reserve for price fluctuation	395
Losses on revaluation of immovable properties	44

Income before income taxes	4,776
Income taxes - current	2,188
Income taxes - deferred	(355)
Net income	2,943

Unappropriated retained earnings brought forward from the previous year	1,552
Unappropriated retained earnings at year end	4,495

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(Note)	1.	Total income received from subsidiary is 256 million yen, and total expense paid to subsidiaries is 4,176 million yen.

2. (1) Breakdown of net premiums written:
Direct premiums written	170,493 million yen
Reinsurance premiums ceded	25,873 million yen

Net of reinsurance	144,620 million yen

(2) Breakdown of net claims paid:
Gross claims paid	96,947 million yen
Recovery from reinsurance	18,820 million yen

Net of reinsurance	78,126 million yen

(3) Breakdown of commissions and fees:
Commissions and fees paid	26,337 million yen
Reinsurance commissions received	962 million yen

Net of reinsurance	25,374 million yen

(4) Breakdown of provision for reserve for outstanding claims:
Provision for reserve for outstanding claims (before deducting
provision for reinsurance reserve; excluding item (B))	1,266 million yen
Provision for reinsurance provided for the above	65 million yen

Net of reinsurance (A)	1,201 million yen
Provision for outstanding claim reserve for earthquake insurance and compulsory automobile liability insurance (B)	93 million yen

Total (A+B)	1,294 million yen

(5) Breakdown of reversal of (provision for) underwriting reserve:
Reversal of unearned premium reserve (before deducting reversal of reinsurance reserve)	(2,772 million yen	)
Reversal of underwriting reserve against reinsurance for the above	218 million yen

Net of reinsurance (A)	(2,991 million yen	)
Reversal of other underwriting reserve (B)	3,901 million yen

Total (A+B)	910 million yen

(6) Breakdown of interest and dividend income:
Interest on deposits and savings	64 million yen
Interest income from monetary receivables purchased	33 million yen
Interest and dividend on securities	6,295 million yen
Interest on loans	878 million yen
Rent on real estate	335 million yen
Other interest and dividend income	85 million yen

Total	7,692 million yen

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3.	Unrealized gains on derivatives amount to 54 million yen.

4.	Net income per share of common stock for the fiscal year ended March 31, 2006 amounted to 15.64 yen based on the following figures.

Net income for the year: 2,943 million yen, all of which is attributable to common stock of the Company.

Net income for the year related to shares of common stock: 2,943 million yen

Average number of shares of common stock outstanding for the year ended March 31, 2006: 188,226 thousand shares

5.	Retirement benefit costs accounted for as loss adjustment expenses, operation expenses and general administration expenses are 1,101 million yen, the breakdown of which is as given below:

Service cost	693 million yen

Interest cost	441 million yen

Expected investment returns	(181 million yen	)

Amortization of actuarial gain or loss	277 million yen

Amortization of prior service cost	(129 million yen	)

Total	1,101 million yen

6.	The statutory effective tax rate for the fiscal year ended March 31, 2006 was 36.2% and the corporation tax after applying tax effect accounting was 38.4%. The difference between the percentages was primarily due to 3.1% of provision for valuation reserve, -6.1% of exclusion of dividend received from gross revenue, 3.4% of exclusion of entertainment expense, etc. from deductible expenses and 2.7% of taxation amount on per capita basis of corporate prefectural tax.

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7.	As the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No.6, October 31, 2003) was applied to the financial statements for the fiscal year ended March 31, 2006, the pre-tax net income for the term decreased 290 million yen, compared with the previous accounting method.

The details of impairment during the fiscal year 2005 were as follows:

The Company recognized impairment on the following assets:

Intended purpose	Assets	Impairment Losses (millions of yen)
		Land	Buildings	Others	Total
Unused and potential disposal properties	7 properties including parking space in Akita Prefecture	74	12	—	86
Software	Software	—	—	224	224

Total		74	12	224	311

In the accounting policy of the Company, properties used for insurance business are identified as a single asset group in insurance business, but properties having individual characteristics, such as rental, unused and potential disposal properties are classified in each individual property.

For the unused and potential disposal properties, since the market value has declined significantly, the Company reduced the book value to an amount considered as recoverable. Such loss on impairment resulted in 86 million and was stated as extraordinary loss. In addition, since the profitability of the software has declined materially, the Company reduced the book value to an amount considered as recoverable and recognized impairment of 224 million yen as extraordinary loss.

To calculate the amount considered as recoverable, net sales value for idle land was applied mainly based on the property tax evaluation.

The recoverable value of the relevant assets is the higher of net disposal value or use value. The net disposal value is evaluated on the basis of potential sales price or appraisal value determined by a real-estate appraiser, whereas the use value is computed as future cash flow discounted by 10%.

8.	All amounts are truncated.

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Proposed Appropriation of Profit for the Fiscal Year Ended March 31, 2006

(Yen)

Item	Amount
Unappropriated retained earnings:	4,495,958,844

Reversal of voluntary reserve	211,943,178
Reserve for accelerated depreciation on immovable properties	11,621,252
Reserve for special account for accelerated depreciation on immovable properties	200,321,926

Total	4,707,902,022

The company will distribute the earnings as follows:

Appropriation of retained earnings:	3,054,566,962
Earned surplus reserve	400,000,000
Dividends (¥8.00 per share)	1,683,409,536
Voluntary reserve	971,157,426
Special reserve	500,000,000
Dividend reserve	300,000,000
Reserve for accelerated depreciation on immovable properties	171,157,426

Retained earnings carried forward to the next fiscal year:	1,653,335,060

Other capital surplus reserve of 3,882,458,733 yen will be carried forward to the next fiscal year.

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Copy of Independent Auditor’s Audit Report

Independent Auditors’ Report

(English Translation)

May 22, 2006

To the Board of Directors

The Nisshin Fire and Marine Insurance Company, Limited

ChuoAoyama PricewaterhouseCoopers

Masayuki Yoshikawa, CPA
Designated Partner and Engagement Partner
Susumu Arakawa, CPA
Designated Partner and Engagement Partner
Hisao Dotan, CPA
Designated Partner and Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of The Nisshin Fire and Marine Insurance Company, Limited (hereinafter referred to as the “Company”) for the 2005 fiscal year from April 1, 2005 to March 31, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and supplementary schedule presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1)	The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2)	As described in Note 7 to the Statement of Income, the Company adopted the “Accounting Standards of Impairment of Fixed Assets” and the “Guidelines for Accounting Standards for Impairment of Fixed Assets” effective the year ended March 31, 2006. We consider the changes are applied fairly in accordance with the introduction of the above accounting standards and guidelines in the fiscal year ended March 31, 2006.

(3)	The business report of the Company (limited to the accounting figures included therein) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

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(4)	The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(5)	There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

The subsequent events stated in the business report “12. Events that have occurred subsequent to the balance sheet date” will have material influence on the state of property and profit and loss of the Company in the subsequent fiscal year(s).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

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Copy of Corporate Auditors’ Audit Report

Audit Report

Having received and examined reports from each Corporate Auditor on the methodologies as well as the results of the audit with respect to the performance by directors of their duties during the fiscal year from April 1, 2005 to March 31, 2006, and based on the consultations among our members, we, the undersigned Board of Corporate Auditors, report as follows:

1. Summary of the Method of Audit by Corporate Auditors

Pursuant to the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, interviewed directors and employees with respect to the performance of their duties, inspected important decision-making documents and made investigation of the business activities and financial position of the Company. In addition, each Corporate Auditor received reports from the subsidiaries of the Company to investigate their business activities and financial position whenever necessary. We also received reports and explanations from independent auditors, and we examined the financial statements as well as the supplementary schedules thereto.

In addition to the method of audit mentioned above, we conducted a thorough investigation of the particulars of the relevant transactions, as we deemed necessary, by receiving reports from relevant directors and employees with respect to competing transactions by directors, transactions involving confliction interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own stock.

2. Results of Audit

(1) We found the methodologies and the results of the audit conducted by the independent auditors, ChuoAoyama PricewaterhouseCoopers, to be appropriate.

(2) We found the business report to present fairly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation of the Company.

(3) We have nothing special to point out regarding the proposed appropriation of profit in light of the financial position of the Company and of other circumstances.

(4) We found the supplementary schedules to the financial statements to present fairly the matters to be included therein and we have nothing special to point out.

(5) In connection with the performance by directors of their duties, including those relating to subsidiaries of the Company, we found no dishonest act or violation of applicable laws and regulations or the Articles of Incorporation of the Company.

We found that there was no breach of duties on the part of the directors with respect to competing transactions by directors, transactions involving conflict of interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders as well as acquisition and disposition by the Company of its own stock.

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May 22, 2006

The Board of Corporate Auditors

The Nisshin Fire and Marine Insurance Company, Limited

Makoto Takahashi, Standing Corporate Auditor

Yoshiharu Hagiwara, Standing Corporate Auditor

Kunio Ohshima, Corporate Auditor

Kazuyuki Hirao, Corporate Auditor

Note 1: ChuoAoyama PricewaterhouseCoopers is qualified to audit the financial statements of The Nisshin Fire and Marine Insurance Company, Limited for the fiscal year ended March 31, 2006 as an independent auditor in spite of the sanction dated May 10, 2006 from Financial Services Agency during the period from July 1, 2006 to August 31, 2006.

Note 2: Mr. Kunio Ohshima and Dr. Kazuyuki Hirao are outside corporate auditors prescribed by Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

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[Reference]

Solvency Margin Ratio

(Unit: Millions of Yen except Percentage)

	98th Term (As of March 31, 2005)	99th Term (As of March 31, 2006)
(A) Total amount of solvency margins	177.496	226,596
Total of Stockholders’ equity (excluding predetermined outflows from the Company, deferred assets and unrecognized gain or loss on other securities	61,424	72,150
Reserve for price fluctuation	2,876	3,272
Reserve for catastrophic risks	61,881	64,310
General reserve for bad debts	174	232
Unrealized gain or loss on other securities (before tax effect deduction)	36,420	71,667
Unrealized gain or loss on land	(2,126)	(2,371)
Subordinated debt	—	—
Item of deduction	—	—
Others	16,845	17,333
(B) Total amount of risks ÖR12+(R2[2]+R32) +R4+R5	31,955	40,017
General insurance risks (R1)	7,710	7,744
Assumed interest rate risks (R2)	187	180
Asset management risks (R3)	14,150	18,188
Business administration risk (R4)	739	905
Catastrophic insurance risks (R5)	14,935	19,177
(C) Solvency margin ratio [(A)/{(B) x1/2}] x100	1,110.9	1,132.5

(Note)	The amounts and figures indicated above are calculated in accordance with Article 86 and 87 of the Enforcement Regulations of Japanese Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

Note, however, that the computation method of solvency margin ratio has changed with effect from the fiscal year ended March 31, 2006, due to the revision of Enforcement Regulations of Japanese Insurance Business Law. As a result, the solvency margin as of March 31, 2006 is computed on a different base from that as of March 31, 2005.

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<Solvency margin ratio>

-	While a non-life insurance company reserves for indemnity payment as well as for maturity refunds for deposit premiums, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk exceeding usual estimations, such as catastrophe, large devaluation in assets held.- Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins included as (A) above) to total amount of risks representing those risks beyond usual estimations s (i.e., (B) in the above table).- Risks beyond usual estimations is indicated as a total amount of such risks as listed below:

(1)	Underwriting risks: (Insurance risks)

any such risks involved in occurrence of claims as may occur beyond usual estimations (excluding risks for catastrophe).

(2)	Risks of assumed interest rate: (Assumed interest rate risks)

any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield assumed at the time of the calculation of the premiums thereon.

(3)	Asset management risks: (Asset management risks)

any such risks as may occur as a result of fluctuating the prices of assets such as securities being more than normal expectations.

(4)	Business administration risks: (Business administration risks)

any risks other than those referred to in (1) to (3) and (5) above that may occur in the operation of business beyond usual estimation.

(5)	Risks for catastrophe: (Catastrophic insurance risks)

any risks involved in catastrophe (such as the Great Kanto Earthquake, etc.) as may occur beyond usual estimation.

-	“Surplus payment such as capital and reserves held by a non-life insurance company” (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for catastrophic risks) and part of unrealized gains of land, etc.

-	The solvency margin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

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